Exhibit 99.1

2021

NOTICE OF ANNUAL MEETING

Management
Information
Circular

Message from the Chair of the Board and
the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., it is our pleasure to invite you to our 2021 annual meeting of shareholders on Thursday, May 6, 2021 beginning at 10:30 a.m. (Newfoundland Daylight Time). The annual meeting will be held virtually this year to respect public health guidance and protect everyone’s health and safety during the COVID-19 pandemic.

During the virtual meeting, shareholders will have the opportunity to receive the presentation on our results for the year, vote on specific items of business and ask questions.

The enclosed management information circular contains important information about the meeting and how to vote your shares in advance or during the meeting. Voting details begin on page 9.

Responding with resilience

Fortis performed well in 2020 as we navigated through the COVID-19 pandemic while continuing to deliver essential energy to our 3.3 million customers. Approximately half of our 9,000 employees quickly and efficiently transitioned to working from home while our field operations employees adapted and worked safely to maintain our critical infrastructure and keep the lights on and the gas flowing.

By keeping decision-making local, acting with agility and sharing lessons learned across the Fortis group in real time, our business model demonstrated its strength and effectiveness. Everyone at Fortis is grounded in our responsibility to do what’s right and deliver safe and reliable energy to customers.

Strong sustainability focus

We are committed to delivering strong sustainability performance and demonstrating good governance.

Our business focus is on energy delivery with our assets primarily consisting of electricity poles, wires and natural gas lines. While we own a small amount of generation – limiting our impact on the environment – we are committed to reducing our carbon footprint.

Last September we announced a corporate-wide target to reduce our carbon emissions by 75% by 2035, compared to 2019 levels. By 2035, 99% of our business will be dedicated to energy delivery and renewable, carbon-free generation. Establishing this target builds on our low emissions profile, and reflects the tremendous efforts and leadership by the Fortis group of companies on ESG.

The board’s governance and sustainability committee took on its new name earlier this year to better reflect its role in oversight of sustainability matters.

In 2020, for the second year in a row, Fortis was named one of Canada’s Best 50 Corporate Citizens based on corporate sustainability performance. Fortis ranked 14th in 2020, a significant improvement from the 24th position in 2019.

We continue to advance our ongoing work on inclusion and diversity, building on our formal inclusion and diversity framework established in 2019. You can read more about our inclusion and diversity efforts on page 37.

Leadership succession

In September 2020 Barry V. Perry, President and Chief Executive Officer, announced his decision to retire from Fortis at the end of 2020 after 20 years with the Fortis group.

2021 MESSAGE TO SHAREHOLDERS	1

Following a comprehensive process undertaken by the human resources committee at the direction of the board, David G. Hutchens, formerly Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy, was appointed Mr. Perry’s successor effective January 1, 2021.

On behalf of the board, management and employees, we thank Barry for his extraordinary contributions over the past 20 years. His outstanding leadership, integrity and humility have left a lasting imprint on our company.

Capital investment plan

We executed our largest capital plan ever in 2020 while responding to the pandemic and delivering the strongest safety results in our history. This performance speaks to the operational expertise and the strength of leadership across the Fortis group.

Our new $19.6 billion capital investment plan announced for 2021 to 2025 is up $800 million from the previous year’s plan. Our capital investment plan is focused on a diverse mix of low-risk, customer-focused, highly executable projects needed to maintain and upgrade our existing infrastructure to expand capacity, improve reliability, particularly during extreme weather, and support a cleaner energy future.

The five-year plan is expected to drive rate base growth from $30.5 billion in 2020 to $40.3 billion by 2025, translating into a five-year compound annual growth rate of 6.0%. Based on this plan and our confidence in future opportunities, we extended our target of 6% average annual dividend growth through 2025.

Strong financial performance

In 2020 net earnings attributable to common equity shareholders was $1,209 million, or $2.60 per common share, compared to $1,655 million, or $3.79 per common share, for 2019. We achieved adjusted net earnings attributable to common equity shareholders1 of $1,195 million, or $2.57 per common share, in 2020, compared to $1,115 million, or $2.55 per common share, for 2019.

Fortis is well positioned in terms of liquidity due in part to a $1.2 billion common equity offering and the $1 billion sale of the Waneta Expansion hydroelectric generating facility in 2019. Together, these actions generated a significant portion of the equity funding required to execute our five-year capital plan and strengthened our balance sheet, liquidity and credit metrics.

Over a 20-year period, Fortis has delivered a total shareholder return of 1,107%.

Dividend growth

The 5.8% increase in our quarterly dividend announced in September 2020 to $0.505 per share, or $2.02 on an annualized basis, marks 47 consecutive years of annual common share dividend increases. This is one of the longest records for annual increases in dividends by a Canadian public corporation.

Election of directors

This year we are asking you to elect 12 directors to the board: 10 current directors and two new nominees, Lisa L. Durocher and Gianna M. Manes. All of the nominees are qualified, and together they bring a strong mix of skills, experience and perspectives to the board.

Assuming all nominees are elected, the board will have an equal number of men and women. You can read about each nominee beginning on page 16 and the diversity of our board on page 44.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests. The corporate performance component of incentive compensation was assessed at a factor of 135.6% for 2020.

You can read more about the 2020 compensation decisions in the letter from the chair of the human resources committee beginning on page 52 and in the compensation discussion and analysis beginning on page 56.

Shareholder engagement

Frequent and effective communication with our employees, customers, shareholders and other stakeholders has been vital during the pandemic.

Fortis has hosted approximately 100 virtual meetings with existing and potential investors since the onset of the COVID-19 pandemic. In addition, the Chair of the board and the chairs of the human resources committee and governance and sustainability committee hosted virtual meetings with many of our largest shareholders. We value this input and are committed to engaging regularly with our shareholders.

1 Non-US GAAP measure – see page 96.

2	FORTIS INC.

You can read more about our board-shareholder engagement on page 50.

Positioned for future success

We will continue to be a champion of progress, realizing the full potential of the move to cleaner energy while remaining steadfast in our commitment to deliver safe, reliable and cost-effective energy. We are thinking long term as we drive your company forward, ensuring a successful Fortis for years to come.

Your vote is important so please remember to vote your shares.

We thank you for your confidence in Fortis and look forward to hosting you online on May 6, 2021.

Sincerely,

Douglas J. Haughey	David G. Hutchens

Chair, Board of Directors	President and Chief Executive Officer

Some words of thanks to Barry V. Perry, fellow shareholder and former President and Chief Executive Officer, who retired from
Fortis Inc. on December 31, 2020

Barry Perry started his career with Fortis in 2000, joining Newfoundland Power as Chief Financial Officer, before moving to Fortis as Vice President of Finance and Chief Financial Officer in 2004. He became President and Chief Executive Officer and a director of Fortis on January 1, 2015, succeeding Stanley Marshall following his retirement at the end of 2014.

Our last 20 years have been marked by transformational growth: the acquisition of the electric utilities in Alberta and British Columbia in 2004 that would be renamed FortisAlberta and FortisBC, our 4-for-1 stock split in 2005, the purchase in 2006 of two utilities on the Turks and Caicos Islands that were renamed FortisTCI, the expansion of our activities in British Columbia to include gas distribution with the purchase of Terasen in 2007, later renamed FortisBC Energy, the purchase of CH Energy Group in New York State in 2013, and the acquisition of UNS Energy in Arizona in 2014.

During his last six years as President and Chief Executive Officer, Mr. Perry led the acquisition of our largest business, ITC Holdings Corp., the listing of Fortis on the New York Stock Exchange and, following our strategic expansion into the United States, successfully pivoted Fortis toward organic growth.

Under Mr. Perry’s leadership, Fortis delivered a total shareholder return of 104%, or approximately 12% per year. He advanced many priorities, including safety, inclusion and diversity, sustainability, investor relations and cybersecurity. Fortis received recognition for these priorities including the 2017 Governance Gavel Award from the Canadian Coalition for Good Governance, the Best 50 Corporate Citizens in 2019 and 2020, and from the 2020 Report on Business Women Lead Here as a gender diversity leader. He also spearheaded several industry initiatives. Mr. Perry’s insights, passion and leadership are widely recognized in our industry and have been greatly appreciated by those of us fortunate enough to work closely with him.

Fortis is today a leading North American utility, built on a strong foundation of safety, culture, responsibility and commitment to our customers, employees and communities. We thank Mr. Perry for his extraordinary contributions over the past 20 years. We are strongly positioned for our next chapter of growth.

2021 MESSAGE TO SHAREHOLDERS	3

PURPOSE

# Delivering a cleaner energy future

VALUES

## We never compromise on **safety**

Nothing matters more to us than protecting the health and safety of our employees, customers and contractors. Our pursuit of safety is relentless.

## We value our **people**

Our employees are dedicated. We take pride in working hard and doing the right thing. We seek and develop diverse talent and offer an inclusive work environment.

## We keep it **local**

We believe in local decision-making. Our teams understand the communities we serve. Our companies operate independently, but together as a family of companies we do more than any of us could do alone.

## We act with **courage** and **integrity**

We make the right decisions for the long term, even when it's a tough call. We keep our promises and hold ourselves to the highest ethical standards.

## We are **community** champions

We make our communities stronger by nurturing local partnerships and giving back to the places we proudly serve.

## We aim for **excellence** every day

We are energy delivery experts, dedicated to service, performance and growth. We respect the environment and drive innovation to provide energy solutions for our customers.

4	FORTIS INC.

What’s inside

6	Notice of our 2021 annual meeting
7	2021 Management information circular
8	About the shareholder meeting
9 Voting
13 What the meeting will cover
15 About the nominated directors
28 Additional information about the directors
33	Governance
34 Our governance policies and practices
35 About the Fortis board
51	Executive compensation
52 Message from the chair of the human resources committee
56 Compensation discussion and analysis
56 Compensation strategy
56 Compensation governance
62 Compensation design and decision-making
66 2020 Executive compensation
85 Share performance and cost of management
88 2020 Compensation details
95	Other information
98	Appendices
98 Statement of corporate governance practices
106 Board of directors mandate

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the 2035 carbon emissions reduction target and projected asset mix; forecast capital expenditures for 2021-2025; forecast rate base growth for 2025; targeted average annual dividend growth through 2025; TEP’s renewable energy target; FortisTCI’s renewable energy target; planned renewable energy projects at Caribbean Utilities Company; and the timing and projected benefits of the Wataynikaneyap Transmission Project.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material adverse effects from the COVID-19 pandemic; reasonable regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

5

Notice of our 2021 annual meeting

When

Thursday, May 6, 2021

10:30 a.m. (Newfoundland Daylight Time)

Where

Virtual meeting by live webcast

https://web.lumiagm.com/493956876

What the meeting will cover

1.	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2020 and the auditors’ report

2.	Elect the directors

3.	Appoint the auditors and authorize the directors to set the auditors’ fees

4.	Have a say on executive pay

5.	Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 19, 2021. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proof that you own Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate
Secretary

St. John’s, Newfoundland and Labrador
March 19, 2021

How to vote

Online	Phone	Mail

Vote your shares in advance using the proxy form or voting instruction form in your package of materials.

Or vote in real time at the virtual meeting.

Please read the details about voting beginning on page 9 of the management information circular.

6	FORTIS INC.

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 19, 2021 (the record date) and are entitled to receive notice of and vote at our annual meeting of shareholders on Thursday, May 6, 2021 (or a reconvened meeting if the meeting is postponed or adjourned).

Please note that we are holding a virtual only meeting to respect public health guidance and protect everyone’s health and safety during the COVID-19 global pandemic.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or fax by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $36,300 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. If you want to attend the virtual meeting and vote your shares online in real time, or appoint someone else to be your proxyholder to attend the virtual meeting on your behalf and vote your shares, please read the information beginning on page 10.

In this document:

•	we, us, our and Fortis mean Fortis Inc.
•	you, your and shareholder refer to holders of Fortis common shares
•	shares and Fortis shares mean common shares of Fortis, unless indicated otherwise
•	all dollar amounts are in Canadian dollars, unless indicated otherwise
•	information is as of March 19, 2021, unless indicated otherwise.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 19, 2021

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2021 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2021), on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). See page 12 for details about how to receive free paper copies of the meeting materials.

2021 MANAGEMENT INFORMATION CIRCULAR	7

1   About the shareholder meeting

This section gives important information about our 2021 annual meeting and the voting process.

Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 4, 2021.

Where to find it

  9 Voting

13 What the meeting will cover

15 About the nominated directors

28 Additional information about the directors

8	FORTIS INC.

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 19, 2021, the record date. Shareholders will vote on three items of business and any other matters that may properly come before the meeting (see page 13).

The voting process differs by type of shareholder:

•	registered shareholders – your shares are registered in your name

•	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

If you acquired your shares after the record date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting as long as you have proof that you own the shares. To vote your shares acquired after the record date, contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 468,995,112 common shares issued and outstanding. Each share entitles the holder to one vote on each of the three voting items.

Voting in advance

Registered shareholders

Voting by proxy is the easiest way to vote. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare.

Vote by proxy

Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.
Enter your voting instructions on the proxy form, sign and date it, and send the completed form to Computershare Trust Company of Canada, Attention: Proxy Department,
100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•	FOR the nominated directors

•	FOR the appointment of Deloitte LLP as our auditors

•	FOR our approach to executive compensation.

Non-registered (beneficial) shareholders

By choosing to send these materials to you directly, Fortis (and not the intermediary holding the shares on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Submit your voting instructions in advance

Use one of the methods provided on your voting instruction form (phone, fax or over the internet), or simply complete the form and mail it to the address provided on the form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

We may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares over the phone, and Kingsdale may contact non-registered shareholders to help with this service. If you have questions or need help voting, please call or email Kingsdale (see page 10).

2021 MANAGEMENT INFORMATION CIRCULAR	9

Send in your voting instructions right away

Take some time to read this circular and then vote your shares. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Questions?

Call Kingsdale at:

•	1.888.518.6828 (toll-free within North America) or
•	416.867.2272 (collect call outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Voting in real time at the virtual meeting

Use your smartphone, tablet or computer to participate in the meeting. Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders.

Only registered shareholders and duly appointed proxyholders can vote at the meeting.

How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/493956876 on your smartphone, tablet or computer.

Click I have a login and enter the password fortis2021.

If you are a registered shareholder and you appointed yourself as proxyholder, enter the 15-digit control number on your proxy form as your user name.

If you are a registered shareholder and you appointed someone else to be your proxyholder (third-party proxyholder), or if you are a non-registered (beneficial) shareholder and you appointed yourself as proxyholder (third-party proxyholder) or someone else as your proxyholder (also a third-party proxyholder), that person or company will receive an email notification from Computershare with a control number that will also serve as their user name (see below).

Virtual meeting checklist

You will need the following to access the meeting:

1.	The latest version of Chrome, Safari, Edge or Firefox as your internet browser
2.	Fortis meeting ID: 493-956-876
3.	Meeting password: fortis2021
4.	Your user name or control number (see below).

Stay connected after you log in

After you log in to the meeting, remember to stay connected to the internet so you can vote when the balloting begins. See the user guide at the back of the circular for details about how to follow the proceedings, vote and ask questions.

Appointing a proxyholder

You have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Note: If you are a registered shareholder and you are appointing someone other than the Fortis representatives named in the proxy form to be your proxyholder (third-party proxyholder), or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as proxyholder (third-party proxyholder), you must register them with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee.

If you do not register the third-party proxyholder, they will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

10	FORTIS INC.

Registered shareholders

If you want to vote your shares in real time, print your name in the space provided on the proxy form in your package of materials to appoint yourself as proxyholder. Then date and sign the form and return it to Computershare.

If you want to appoint someone else to attend the meeting and vote your shares for you (third-party proxyholder), print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then date and sign the form, and submit your form to Computershare by internet, phone or mail (see page 9) by 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021.

After you submit the form to Computershare, you MUST register your third-party proxyholder with Computershare.

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021 to register your third-party proxyholder and provide the contact information required.

Computershare needs this information so it can confirm the registration and send an email notification with a control number. Your proxyholder needs the control number in order to vote your shares in real time. Your third-party proxyholder should receive the email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

Non-registered (beneficial) shareholders

If you want to vote your shares in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint you as proxyholder (third-party proxyholder). Follow the instructions from your nominee for submitting the form, or use one of the methods provided on your voting instruction form (usually phone, fax or over the internet). If you are a U.S. beneficial shareholder and you have received a legal proxy form from your nominee, you can mail your form to Computershare in Toronto (see page 9) or email it to USLegalProxy@computershare.com.

After you submit the form to your nominee, you MUST register yourself as a third-party proxyholder with Computershare. This step also applies if you are a U.S. beneficial shareholder and submitted your proxy form directly to Computershare (see above).

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021 to register yourself and provide your contact information.

Computershare requires this information so it can confirm the registration and send you an email notification with a control number. You need the control number in order to vote your shares in real time.

You should receive your email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021.

Attending the meeting as a guest

You are not allowed to vote if you attend the meeting as a guest. You can only watch or listen to the meeting.

How to log in You should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/493956876 on your smartphone, table or computer.

Click I have a login and enter the password fortis2021.

If you are a registered shareholder, enter the 15-digit control number on your proxy form as your user name.

If you are a non-registered (beneficial) shareholder, click I am a guest and complete the online form.

2021 MANAGEMENT INFORMATION CIRCULAR	11

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•	vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021
•	complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021
•	send a written notice to our Executive Vice President, Chief Legal Officer and Corporate Secretary (Corporate Secretary) so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 4, 2021.

You can also attend the meeting and change your vote. Using your control number to log in to the meeting means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Receiving paper copies of the meeting materials

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and voting deadline, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Requests must be made by April 22, 2021.

If you have a 15-digit control number

•  Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)

•  Enter the control number as it appears on your proxy form or voting instruction form

If you have a 16-digit control number

• Call 1.877.907.7643 (toll-free)

• Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com).
If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 10) or write to our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

12	FORTIS INC.

What the meeting will cover

You will receive an update on our 2020 performance and vote on at least three items of business. An item is approved if a simple majority (50% plus one) of shareholders represented in person or by proxy at the meeting vote FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2020 together with the auditors’ reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the document online. You can find a copy of the consolidated financial statements in our 2020 annual report, on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect directors (see page 15)

You will vote to elect 12 directors to the board this year. The 12 nominees are:

Tracey C. Ball

Pierre J. Blouin

Paul J. Bonavia

Lawrence T. Borgard

Maura J. Clark

Margarita K. Dilley

Lisa L. Durocher

Julie A. Dobson

Douglas J. Haughey

David G. Hutchens

Gianna M. Manes

Jo Mark Zurel

Ten of the nominees currently serve on the board. Lisa L. Durocher and Gianna M. Manes have been nominated for the first time and do not currently serve as Fortis directors. David G. Hutchens was appointed to the Fortis board effective January 1, 2021 following the retirement of Barry V. Perry at the end of 2020. The board, on the recommendation of the governance and sustainability committee, approved a two-year extension of Douglas J. Haughey’s maximum term limit to manage the transitions of the Chair and CEO roles. You can read about each nominated director beginning on page 16 and our policy on director tenure on page 48.

If for any reason any of the nominated directors is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 15 for details).

The board and management recommend that you vote FOR the nominated directors.

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement, and put forward Deloitte LLP as the auditors based on the qualifications of its audit team, its use of technology and an independence assessment. The audit committee annually reviews and evaluates the qualifications, independence and performance of the external auditors.

Formal review process

As a good governance practice, the audit committee uses a formal tender process to select our external auditors and reviews the performance of the external auditors annually.

2021 MANAGEMENT INFORMATION CIRCULAR	13

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the engagement and the auditors’ time. Management believes the fees negotiated in 2020 are reasonable and comparable to fees charged by other auditors providing similar services.

The table below shows the fees paid to Deloitte LLP in the last two years:

	2020	2019
Audit fees
Core audit services	$9,362,000	$9,745,000
Audit-related fees
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees	$1,267,000	$1,490,000
Tax fees
Services related to tax compliance, planning and advice	$240,000	$669,000
Other
Services which are not audit, audit-related or tax fees	$22,000	—
Total	$10,891,000	$11,904,000

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2021.

4. Have a say on executive pay (see page 51)

As part of our commitment to strong corporate governance, the board is holding an advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year, 96.97% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

5. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2022 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 5, 2022 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders approved the new advance notice by-law at our 2020 annual and special meeting of shareholders. You can read more about the by-law in our 2020 management information circular, available on our website (www.fortisinc.com) and on SEDAR (www.SEDAR.com) and EDGAR (www.sec.gov).

14	FORTIS INC.

About the nominated directors

This year 12 people have been nominated to serve on the board. Ten of the 12 nominees currently serve on the board, including David G. Hutchens who became President and Chief Executive Officer and a director of Fortis on January 1, 2021, succeeding Barry V. Perry upon his retirement at the end of 2020.

Two other nominees have been nominated for the first time: Lisa L. Durocher who serves as Executive Vice President, Financial and Emerging Services at Rogers Communications Inc. and Gianna M. Manes who is a corporate director and former President and Chief Executive Officer of ENMAX Corporation.

Our board is led by an independent Chair and all but one of the nominated directors are independent. Mr. Hutchens is not considered independent because he is our President and Chief Executive Officer.

You can read about the nominated directors in the profiles that follow.

Two of the nominated directors serve together on an unrelated public company board – Mr. Haughey and Ms. Manes serve together on the board of Keyera Corporation.

None of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to immediately tender his or her resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy effective January 1, 2020. You can find a copy of the policy on our website (www.fortisinc.com).

2021 MANAGEMENT INFORMATION CIRCULAR	15

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership on page 43. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $46.42 on March 20, 2020 and $53.59 on March 19, 2021.

Tracey C. Ball

Victoria, British Columbia, Canada

Corporate director

Director since May 2014

Age 63

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Capital markets
•	Government relations/Legal/ Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its Chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018.

Joined
Board	May 2014
Audit committee	May 2014 (Chair, May 2017)
Governance and sustainability committee	May 2017

2020 Voting results	2020 Board and committee attendance
99.83% votes for	Board of directors	10 of 10	100%
0.17% votes withheld	Audit (Chair)	6 of 6	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	4,950	23,002	27,952	$1,497,948	yes (6.1x)
2020	4,950	19,735	24,685	$1,145,879
Change	—	3,267	3,267	$352,069

Other public company directorships (last five years)

—

16	FORTIS INC.

Pierre J. Blouin

Montreal, Quebec, Canada

Corporate director

Director since May 2015

Age 63

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Technology/Cybersecurity
•	Government relations/Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Joined
Board	May 2015
Human resources committee	May 2015
Governance and sustainability committee	May 2016 (Chair, January 2020)

2020 Voting results	2020 Board and committee attendance
99.14% votes for	Board of directors	10 of 10	100%
0.86% votes withheld	Human resources	7 of 7	100%
	Governance and sustainability (Chair)	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	2,380	19,483	21,863	$1,171,638	yes (4.8x)
2020	2,380	16,345	18,725	$869,215
Change	—	3,138	3,138	$302,423

Other public company directorships (last five years)

National Bank of Canada (since September 2016) (Audit Committee, Human Resources Committee, Technology Committee (Chair))

2021 MANAGEMENT INFORMATION CIRCULAR	17

Paul J. Bonavia

Dallas, Texas, USA

Corporate director

Director since May 2018

Age 69

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

•	International business

Mr. Bonavia resigned as Executive Chairman of UNS Energy Corporation when it was acquired by Fortis in August 2014. Prior to holding this position, Mr. Bonavia served UNS Energy Corporation in the roles of Chairman and Chief Executive Officer and Chairman, President and Chief Executive Officer since 2009. Mr. Bonavia has served on several public and private sector boards, including the Midcontinent Independent System Operator (MISO).

Mr. Bonavia graduated from Drake University with a Bachelor of Arts and from the University of Miami with a Juris Doctorate. He also attended the Advanced Management Program at Harvard Business School.

Mr. Bonavia previously served as a director of Fortis from May 2015 to February 2016.

Joined
Board	May 2018
Human resources committee	May 2018
Governance and sustainability committee	May 2018

2020 Voting results	2020 Board and committee attendance
99.72% votes for	Board of directors	10 of 10	100%
0.28% votes withheld	Human resources	7 of 7	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	—	7,377	7,377	$395,333	Has until
2020	—	4,680	4,680	$217,246	May 2023 to meet
Change	—	2,697	2,697	$178,087	the guideline

Other public company directorships (last five years)

—

18	FORTIS INC.

Lawrence T. Borgard

Naples, Florida, USA

Corporate director

Director since May 2017

Age 59

Independent

Skills and experience

•	Executive compensation

•	Utility/Energy

•	Sustainability

•	Capital markets

•	Mergers and acquisitions

•	Government relations/Legal/Regulatory

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

Joined
Board	May 2017
Audit committee	May 2017
Human resources committee	May 2018

2020 Voting results	2020 Board and committee attendance
99.80% votes for	Board of directors	10 of 10	100%
0.20% votes withheld	Audit	6 of 6	100%
	Human resources	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	5,258	10,400	15,658	$839,112	yes (3.0x)
2020	5,258	7,591	12,849	$596,451
Change	—	2,809	2,809	$242,661

Other public company directorships (last five years)

—

2021 MANAGEMENT INFORMATION CIRCULAR	19

Maura J. Clark

New York, New York, USA

Corporate director

Director since May 2015

Age 62

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

Joined
Board	May 2015
Audit committee	May 2015
Governance and sustainability committee	May 2016

2020 Voting results	2020 Board and committee attendance
98.95% votes for	Board of directors	10 of 10	100%
1.05% votes withheld	Audit	6 of 6	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	2,000	16,829	18,829	$1,009,046	yes (3.7x)
2020	2,000	13,781	15,781	$732,554
Change	—	3,048	3,048	$276,492

Other public company directorships (last five years)

Newmont Corporation (since April 2020) (Audit Committee, Leadership Development and Compensation Committee)

Garrett Motion Inc. (since October 2018) (Nominating and Governance Committee (Chair) and Compensation Committee)

Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) (Audit Committee (Chair), Human Resources and Compensation Committee)

Elizabeth Arden, Inc. (August 2005 to September 2016) (former director and member of Audit Committee (Chair) and Nominating and Corporate Governance Committee)

20	FORTIS INC.

Margarita K. Dilley

Washington, D.C., USA

Corporate director

Director since May 2016

Age 63

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

Joined
Board	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2020 Voting results	2020 Board and committee attendance
99.06% votes for	Board of directors	10 of 10	100%
0.94% votes withheld	Audit	6 of 6	100%
	Human resources	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	2,040	14,334	16,374	$877,483	yes (3.2x)
2020	—	11,379	11,379	$528,213
Change	2,040	2,955	4,995	$349,270

Other public company directorships (last five years)

—

2021 MANAGEMENT INFORMATION CIRCULAR	21

Julie A. Dobson

Potomac, Maryland, USA

Corporate director

Director since May 2018

Age 64

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Joined
Board	May 2018
Human resources committee	May 2020
Governance and sustainability committee	May 2018

2020 Voting results	2020 Board and committee attendance
99.16% votes for	Board of directors	10 of 10	100%
0.84% votes withheld	Audit (1)	3 of 3	100%
	Human resources committee (2)	5 of 5	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	2,200	7,377	9,577	$513,231	Has until
2020	2,200	4,680	6,880	$319,370	May 2023 to meet
Change	—	2,697	2,697	$193,861	the guideline

Other public company directorships (last five years)

Safeguard Scientifics, Inc. (March 2003 to June 2018) (former director and member of Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)

American Water Works Company (June 2009 to July 2017) (former director and member of Audit Committee (Chair) and Nominating and Governance Committee)

RadioShack Corporation (September 2011 to November 2015) (former director and member of Compensation Committee (Chair))

(1)	Served as a member of the audit committee until the close of our annual and special meeting on May 7, 2020.

(2)	Appointed a member of the human resources committee following the meeting on May 7, 2020.

22	FORTIS INC.

Lisa L. Durocher

Whitby, Ontario, Canada

Executive Vice President, Financial and Emerging Services, Rogers Communications Inc.

New nominee

Age 54

Independent

Skills and experience

•	Technology/ Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/ Regulatory
•	International business

Ms. Durocher leads Financial and Emerging Services at Rogers Communications. As part of the executive leadership team, she oversees Rogers Bank and develops emerging services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Lisa has been with Rogers since 2016. Prior to joining Rogers, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management.

Ms. Durocher is a graduate of Wilfrid Laurier University’s Business Administration program and also sits on the board of Rogers Bank.

Joined
Board	New nominee

Fortis securities held (as at March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	—	—	—	—	If elected, will have until May 2026 to meet the guideline

Other public company directorships (last five years)

Rogers Bank (since February 2021)

2021 MANAGEMENT INFORMATION CIRCULAR	23

Douglas J. Haughey

Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016 (1)

Director since May 2009 (1)

Age 64

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy

•	Capital markets

•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies, including President and Chief Executive Officer of Spectra Energy Income Fund.

Mr. Haughey graduated from the University of Regina with a Bachelor of Business Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey served on the board of directors of FortisAlberta from April 2010 and served as its Chair from April 2013 to February 2016.

Joined
Board	May 2009 (Chair, September 2016)
Audit committee	May 2009
Human resources committee	May 2013 (Chair, March 2015 to September 2016)
Governance and sustainability committee	September 2016

2020 Voting results	2020 Board and committee attendance
99.19% votes for	Board of directors (Chair)	10 of 10	100%
0.81% votes withheld	Audit	6 of 6	100%
	Human resources	7 of 7	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	10,000	43,158	53,158	$2,848,737	yes (7.0x)
2020	10,000	36,916	46,916	$2,177,847
Change	—	6,242	6,242	$670,890

Other public company directorships (last five years)

Keyera Corporation (since May 2013) (Lead Director, Compensation and Governance Committee)

(1)	In 2020 the board granted a two-year extension to the maximum term limit for Mr. Haughey (see page 48).

24	FORTIS INC.

David G. Hutchens

Tucson, Arizona, USA

President and Chief Executive Officer, Fortis Inc.

Director since January 2021

Age 54

Not independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Government relations/Legal/Regulatory
•	International business

Mr. Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021.

His career in the energy sector spans more than 25 years. In January 2020 Mr. Hutchens assumed the newly created role of Chief Operating Officer of Fortis, with responsibility for overseeing our 10 utilities while remaining Chief Executive Officer of UNS Energy. In 2018 Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014.

Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy.

Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings, FortisBC and FortisAlberta. He also serves on the board of the Edison Electric Institute and several other charitable and civic organizations.

Joined
Board	January 1, 2021 (upon his appointment as President and Chief Executive Officer)

Fortis securities held (as at March 20, 2020 and March 19, 2021) (1)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets executive share ownership target
2021	83,895	60,682	144,577	$7,747,881	yes (7.0x)
2020	50,877	47,258	98,135	$4,555,427
Change	33,018	13,424	46,442	$3,192,454

Other public company directorships (last five years)

—

(1)	Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives RSUs as part of his executive compensation (see page 62). You can read more about Mr. Hutchens’ holdings of Fortis securities on page 60.

2021 MANAGEMENT INFORMATION CIRCULAR	25

Gianna M. Manes

Fort Mill, South Carolina, USA

Corporate director

New nominee

Age 56

Independent

Skills and experience

•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012.

Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with an MBA. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors.

Joined
Board	New nominee

Fortis securities held (as at March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	—	—	—	—	If elected, has until May 2026 to meet the guideline

Other public company directorships (last five years)

Keyera Corporation (since May 2017) (Health, Safety and Environment Committee)

26	FORTIS INC.

Jo Mark Zurel

St. John’s, Newfoundland and Labrador, Canada

Corporate director

Director since May 2016

Age 57

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Executive compensation
•	Capital markets
•	Mergers and acquisitions
•	International business

From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and the Canada Pension Plan Investment Board. He also serves on the board of the Institute of Corporate Directors.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

Joined
Board	May 2016
Audit committee	May 2017
Human resources committee	May 2016 (Chair, May 2018)

2020 Voting results	2020 Board and committee attendance
98.98% votes for	Board of directors	10 of 10	100%
1.02% votes withheld	Audit	6 of 6	100%
	Human resources (Chair)	7 of 7	100%

Fortis securities held (as at March 20, 2020 and March 19, 2021)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2021	10,000	13,450	23,450	$1,256,686	yes (5.1x)
2020	10,000	10,536	20,536	$953,281
Change	—	2,914	2,914	$303,405

Other public company directorships (last five years)

Highland Copper Company Inc. (since October 2012) (Audit Committee (Chair), Compensation and Corporate Governance Committee)

Major Drilling Group International Inc. (since September 2007) (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee (Chair))

2021 MANAGEMENT INFORMATION CIRCULAR	27

Additional information about the directors

2020 Meeting attendance

We expect directors to attend all of the regularly scheduled board and committee meetings, the annual meeting of shareholders and ideally any special meetings. Directors can attend virtually if they are unable to attend in person.

The table below is a summary of the 2020 meeting attendance including the annual meeting of shareholders. Following the start of the pandemic in March 2020, all board and committee meetings were held virtually to respect public health guidance and protect everyone’s health and safety.

	Number of meetings	Overall meeting attendance
Board	10	100%
Audit committee	6	100%
Human resources committee	7	100%
Governance and sustainability committee	7	100%
Total number of meetings held	30	100%

The next table summarizes the number of board and committee meetings attended by each director in 2020. Individual attendance records are provided in the director profiles beginning on page 16.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	10 of 10	100%	13 of 13	100%	23 of 23	100%
Pierre J. Blouin	10 of 10	100%	14 of 14	100%	24 of 24	100%
Paul J. Bonavia	10 of 10	100%	14 of 14	100%	24 of 24	100%
Lawrence T. Borgard	10 of 10	100%	13 of 13	100%	23 of 23	100%
Maura J. Clark	10 of 10	100%	13 of 13	100%	23 of 23	100%
Margarita K. Dilley	10 of 10	100%	13 of 13	100%	23 of 23	100%
Julie A. Dobson	10 of 10	100%	15 of 15	100%	25 of 25	100%
Douglas J. Haughey	10 of 10	100%	20 of 20	100%	30 of 30	100%
Barry V. Perry (retired on December 31, 2020)	10 of 10	100%	—	— (1)	10 of 10	100%
Joseph L. Welch (retired on May 7, 2020)	5 of 5	100%	—	—	5 of 5	100%
Jo Mark Zurel	10 of 10	100%	13 of 13	100%	10 of 10	100%

(1)	The President and Chief Executive Officer does not serve on any of the committees. He attends committee meetings in his capacity as President and Chief Executive Officer.

28	FORTIS INC.

2020 Director compensation

	Fees earned(1)	Share-based awards (DSUs)(2)	All other compensation(3)	Total
Tracey C. Ball	$122,500	$125,000	$121,477	$368,977
			(includes FortisBC)
Pierre J. Blouin	$117,500	$125,000	$33,628	$276,128
Paul J. Bonavia	$147,664	$125,000	$11,094	$283,758
Lawrence T. Borgard	$151,020	$125,000	$16,783	$292,803
Maura J. Clark	$151,020	$125,000	$28,836	$304,856
Margarita K. Dilley	$151,020	$125,000	$138,263	$414,283
			(includes CH Energy Group)
Julie A. Dobson	$148,844	$125,000	$11,094	$284,938
Douglas J. Haughey	$160,000	$245,000	$75,409	$480,409
Joseph L. Welch	$44,846	$62,500	$110,183	$217,529
(retired on May 7, 2020)			(includes ITC)
Jo Mark Zurel	$120,000	$125,000	$22,317	$267,317
Total	$1,314,414	$1,307,500	$569,084	$3,190,998

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers and meeting fees, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson and Mr. Welch are U.S. residents and their cash fees are paid in US dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.3424.
(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance.
(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

We credit DSUs on the first day of each calendar quarter during the year, by dividing one fourth of the director’s equity retainer by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. We use the volume weighted average trading price of our common shares on the NYSE for the five days ending on the grant date for directors who are U.S. residents. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date, and are reinvested in additional DSUs.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2020.

	Number of shares or units that have not vested (1)(2)	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share- based awards not paid out or distributed
Tracey C. Ball	22,126	$1,150,572	—
Pierre J. Blouin	18,642	$969,396	—
Paul J. Bonavia	6,657	$345,772	—
Lawrence T. Borgard	9,649	$501,341	—
Maura J. Clark	16,013	$832,256	—
Margarita K. Dilley	13,544	$703,855	—
Julie A. Dobson	6,657	$345,772	—
Douglas J. Haughey	41,554	$2,160,795	—
Joseph L. Welch(4)	—	—	—
(retired on May 7, 2020)
Jo Mark Zurel	12,671	$658,866	—
Total	147,513	$7,668,625	—

(1)	We do not grant stock options or option-based awards to directors.
(2)	DSUs vest immediately upon death or when the director retires from the board and are redeemed for cash.
(3)	Calculated by multiplying the number of share-based awards that have not vested by $52.00, the closing price of our common shares on the TSX on December 31, 2020. Share-based awards granted in US dollars have been multiplied by US$40.82, the closing price of our common shares on the NYSE on December 31, 2020, and reported in Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2725.
(4)	Mr. Welch’s vested DSUs were redeemed effective August 5, 2020, the 90th day following retirement.

2021 MESSAGE TO SHAREHOLDERS	29

Board committees

Audit committee

Tracey C. Ball (Chair)
Lawrence T. Borgard
Maura J. Clark
Margarita K. Dilley
Douglas J. Haughey
Jo Mark Zurel

100% independent

Ms. Dobson served on the committee until the close of our annual and special meeting on May 7, 2020.

Each member of the audit committee brings significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM) and finance matters generally.

The committee is responsible for:

•	overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting

•	overseeing compliance with related legal and regulatory requirements

•	reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance

•	overseeing the rotation of the audit partner, and the independent auditor as necessary

•	reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally

•	overseeing the appropriateness of material financing, capital and tax structures

•	overseeing our ERM program and our insurance program

•	overseeing all related party transactions including identifying, reviewing and approving a transaction and related disclosure (see page 38).

It is also responsible for overseeing and administering the following policies:

•	derivative instruments and hedging policy

•	disclosure policy (together with the governance and sustainability committee) (updated in 2020)

•	guidelines for hiring employees and former employees of the independent auditor

•	internal audit function

•	pre-approval policy for independent auditor services

•	reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy).

You can find a complete copy of the committee mandate which was updated in 2020 on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. The committee met six times in 2020 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 32 and 33 of our annual information form dated February 11, 2021 on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

30	FORTIS INC.

Human resources committee

Jo Mark Zurel (Chair)
Pierre J. Blouin
Paul J. Bonavia
Lawrence T. Borgard
Margarita K. Dilley
Julie A. Dobson (1)
Douglas J. Haughey

100% independent

The members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•	evaluation of the senior executives

•	recommending to the board the appointment of executive officers

•	human resources planning, including talent management and succession planning (see page 36)

•	designing and overseeing the compensation and benefits program for senior executives and the CEO and ensuring the compensation program is aligned with Fortis’ strategy, risk management framework and corporate performance

•	overseeing workplace diversity and inclusion strategy, plans and practices.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Willis Towers Watson has been engaged as the committee’s primary compensation consultant for executive compensation matters. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

•	executive compensation policy

•	respectful workplace policy

•	board and executive diversity policy (together with the governance and nominating committee)

•	advisory vote on executive compensation policy (say on pay)

•	statement of investment policy and principles.

It also oversees and administers our four employee compensation plans: performance share unit plan, restricted share unit plan, 2012 stock option plan and the employee share purchase plan (ESPP). You can read about these plans beginning on page 62.

You can find a complete copy of the committee mandate which was updated in 2020 on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met seven times in 2020 and set aside time at each meeting to meet without management present.

(1)	Ms. Dobson was appointed to the committee following the annual and special meeting on May 7, 2020.

2021 MANAGEMENT INFORMATION CIRCULAR	31

Governance and sustainability committee (formerly our governance and nominating committee)

Pierre J. Blouin (Chair)
Tracey C. Ball
Paul J. Bonavia
Maura J. Clark
Julie A. Dobson
Douglas J. Haughey

100% independent

The governance and nominating committee changed its name to the governance and sustainability committee in 2020. The renaming of the committee, along with its updated mandate, more appropriately reflects its role in oversight of our sustainability activities and reporting.

The governance and sustainability committee also assists the board in overseeing our governance structure and practices, including the nomination, assessment and compensation of directors.

Members bring a mix of governance and sustainability experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The committee is responsible for:

•	developing and recommending an approach on corporate governance matters to the board

•	overseeing Fortis’ commitment to sustainability and reviewing our sustainability reporting

•	overseeing our cybersecurity program

•	the size and composition of the board, including competencies and skills, diversity and renewal mechanisms

•	proposing new director candidates for nomination to the board

•	advising the board on committee membership, the appointment of committee chairs and board Chair succession planning (see pages 35 and 47)

•	carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 46)

•	maintaining a comprehensive orientation and continuing education program for directors

•	reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

•	code of conduct

•	anti-corruption policy

•	shareholder engagement policy

•	director governance guidelines

•	disclosure policy (together with the audit committee) (updated in 2020)

•	board and executive diversity policy (together with the human resources committee)

•	insider trading policy (updated in 2020)

•	majority voting policy

•	political engagement policy (updated in 2020)

•	privacy policy.

You can find a complete copy of the committee mandate which was updated in 2020, as well as a copy of the code of conduct and certain other governance policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met seven times in 2020 and set aside time at each meeting to meet without management present.

32	FORTIS INC.

2 Governance

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Where to find it

34 Our governance policies and practices

35 About the Fortis board

2021 MANAGEMENT INFORMATION CIRCULAR	33

Our governance policies and practices

Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards typically include the subsidiary’s CEO for operating expertise, one or more officers of Fortis and one other CEO of a Fortis operating subsidiary. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

34	FORTIS INC.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing strong leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent directors. The Chair of the board is a member of each committee for continuity and consistency. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

Committee mandates, along with the position descriptions of the Chair of the board and the President and Chief Executive Officer, were reviewed and amended in 2020 as part of our regular review process. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee reports in this circular set out the governance policies under their respective areas of responsibility.

The board and the committees each meet without management present at every meeting. Mr. Hutchens is not a member of any standing committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about the board committees beginning on page 30.

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 12 nominated directors for election at the annual meeting.

The board has determined that 11 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual. Mr. Hutchens is not independent because he is our President and Chief Executive Officer.

The board meets without its non-independent directors at every meeting.

Delivering a cleaner energy future

We are committed to delivering safe and reliable electricity and natural gas to our customers and are working hard to deliver a cleaner energy future.

In September 2020 we announced a corporate-wide target to reduce carbon emissions by 75% by 2035, compared to 2019 levels. The governance and sustainability committee (formerly our governance and nominating committee) has a revised mandate which more appropriately reflects its oversight of our sustainability activities, reporting and our activities and progress in reaching this goal. You can read more about the committee on page 32 and the carbon reduction target on page 39.

Position descriptions

We have formal position descriptions for the Chair of the board and the President and Chief Executive Officer that set out their roles and responsibilities.

The role and responsibilities of the committee chairs are described in the mandate for each board committee.

Copies of the position descriptions and committee mandates are posted on our website (www.fortisinc.com).

External advice

Fortis pays the cost of any independent external advisors retained by the board or committees.

2021 MANAGEMENT INFORMATION CIRCULAR	35

Independent reporting requirements

Our significant operating subsidiaries (FortisBC Energy, ITC, and TEP) as well as FortisBC, FortisAlberta, Newfoundland Power and Caribbean Utilities are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established an audit committee and human resources committee in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas, including strategy, succession planning, leadership diversity, risk management, sustainability and corporate governance.

Strategy

The board oversees our strategic planning process and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy, our progress and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to review and set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, we periodically invite external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

The annual session, along with regular progress updates, education and regular discussions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions.

In September 2020 Barry Perry, President and Chief Executive Officer, announced his decision to retire from Fortis at the end of the year. David Hutchens, formerly Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy, was appointed President and Chief Executive Officer effective January 1, 2021 following the undertaking of a comprehensive process that included a review of the board’s long-term CEO succession plan, a scan of the utility industry market, and evaluation of potential candidates with the support of an independent consultant. You can read more about the succession process on page 53 and the external consultant on page 57.

The human resources committee and the board regularly work on succession planning and our talent management program is an integral part of their efforts. The program enhances our ability to identify, develop and assess individuals across Fortis who may be candidates for executive positions in the future. External candidates are also periodically considered when filling executive roles to ensure we are attracting the best talent.

36	FORTIS INC.

Leadership diversity

We recognize the value of having a diverse leadership team.

The board and executive diversity policy sets our philosophy with respect to diversity on the board and in executive leadership.

The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions. However, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates.

Diversity, including gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. The human resources committee is responsible for ensuring that we respect the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions.

Women currently represent 42% of the executive leadership team at Fortis. At the end of 2020, Jocelyn Perry was one of only five female CFOs represented in the TSX 60 and she and Nora Duke, EVP, Sustainability and Chief Human Resources Officer (CHRO) were two of just 23 female named executive officers in the TSX 60 group of companies.

Women currently represent 42% of our executive leadership team, including Jocelyn Perry and Nora Duke, two of our named executives

Women also represent 40% of Fortis utility president and CEOs. As a result of our talent management and succession planning throughout the group of companies, three of five utility CEOs appointed following planned retirements in 2020 were women.

We recently became a signatory to the 30% Club Canada, a group of board chairs and CEOs committed to better gender balance at the board and senior management levels. The club recognizes that greater diversity leads to better governance and business outcomes and, as a signatory, Fortis commits to meaningful, sustainable gender balance in our leadership.

Fortis named a gender diversity leader

In 2020 Fortis was recognized by the Globe & Mail’s Report on Business magazine as one of only 73 corporations in Canada at the forefront of women in leadership positions. Launched in 2020, Women Lead Here will be an annual benchmark for gender diversity in Canada.

About our practices

We adopted an inclusion and diversity commitment, which more broadly demonstrates our commitment across all of our operating utilities to create a workplace that values and encourages inclusion and diversity. We comply with all applicable equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations’ Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

The Fortis leadership team has personally committed to demonstrate leadership in advancing inclusion and diversity. We do not discriminate in our hiring practices and we work hard to make sure that our people are treated fairly, compensated appropriately and promoted without discrimination. We strive to treat people equally, without differentiating based on race, nationality, ethnic origin, Indigenous status, colour, religion, age, gender, marital status, family status, sexual orientation, political belief, source of income, disability or disfigurement in our employment practices or hiring of contractors or third-party providers. In 2020 we established an Inclusion and Diversity Council with diverse, senior-level representation from across Fortis to guide our inclusion and diversity strategy and implementation.

Fortis signs BlackNorth Initiative

In 2020 Fortis joined other Canadian public companies in a pledge to take action and end systemic anti-Black racism. By signing the pledge, we are committing to taking deliberate actions to address this issue and build on our commitment to be an inclusive and diverse workplace which inspires innovation, attracts bright minds and makes better communities.

2021 MANAGEMENT INFORMATION CIRCULAR	37

Risk management

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors with a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies, guidelines and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management system in place relative to our risk profile so we can achieve our strategic objectives. This includes an increased focus on sustainability risk enterprise-wide to ensure proper oversight and good governance generally.

About ERM

The board, through the audit committee, oversees our enterprise risk management program. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary’s board; most are composed of a majority of independent directors.

Every year the board receives an ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

In 2020 the board monitored risks posed by the COVID-19 pandemic, including health and safety of employees and customers and operational and financial risk, while continuing to focus on our capital projects and our focus areas for growth, as well as expectations related to ESG performance. As part of our regular policy review process, the board approved updates to our governance policies in 2019 to ensure continued strong risk oversight, including ethics and reporting policies, those related to our internal audit function, political contributions and guidelines for hiring employees of the independent auditor.

Related party transactions

The audit committee, on behalf of the board, is responsible for overseeing all related party transactions, which means any transaction between Fortis and an executive officer, director, principal shareholder or their immediate family members. The committee reviews all related party transactions and discusses details with management and others as it deems appropriate. The committee must approve all related party transactions and related disclosure. There were no related party transactions in 2020. You can read more about the audit committee on page 30.

You can find a more comprehensive discussion of risk management in our 2020 MD&A, beginning on page 39 of our 2020 annual report. The annual report is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Cybersecurity risk management

Our cybersecurity strategy is based on the fundamental pillars of our cybersecurity risk management program (CRMP), increased information sharing and building a culture of security.

Each Fortis utility and the corporate head office has adopted an enterprise-wide CRMP that allows for the identification, measurement, monitoring and management of cybersecurity risks throughout the company. Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities in our subsidiaries.

Our Chief Technology Officer leads our CRMP, together with the Chief Information Officer. The program mirrors the structure of our ERM framework and focuses on key risks including asset and identity management, threat and vulnerability analysis, situational awareness, information sharing, incident response, supply chain and insider threats.

Our governance and sustainability committee, on behalf of the board, is responsible for oversight of cybersecurity and receives a report on cybersecurity and technology at each regularly scheduled meeting.

38	FORTIS INC.

Sustainability

We pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve and we are committed to doing our part to make progress on the most pressing sustainability issues.

We believe sustainable practices are important to all of our stakeholders and good for our business, employees and customers. We are primarily a transmission and distribution company so our environmental footprint is relatively small compared to our peers; however, we are strongly committed to conducting our business in an environmentally responsible way. We use sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

We have been making steady progress on our path to cleaner energy, focusing on:

•	capital investment in a green and resilient grid to increase capacity and withstand extreme weather and other events
•	shifting away from fossil fuel generation to solar and wind projects
•	production and supply of renewable gas
•	environmental stewardship
•	energy efficiency programs
•	electric vehicle penetration.

In September 2020 we announced a new five-year capital investment plan of $19.6 billion, with more than 75% of the capital plan dedicated to asset resiliency, modernization, IT and cybersecurity and cleaner energy initiatives.

At the same time, we announced a corporate-wide target to reduce carbon emissions by 75% by 2035 compared to 2019 levels, underscoring our commitment to sustainability and industry leadership with a shorter timeframe for emissions reduction. The pace of our planned emissions reduction is well below the two-degree Celsius pathway and is aligned with the goals of the Paris Agreement.

Fortis sustainability commitment

As a leader in the North American utility industry, we focus on conducting business in a responsible manner and protecting the environment for future generations. To measure our progress, we regularly set and review sustainability focused objectives, targets and programs with a commitment to continuous improvement.

Four areas of focus underpin our sustainability commitment:

1.	Preserving our environment and combatting climate change
2.	Linking human capital and sustainability
3.	Engaging with stakeholders and communities
4.	Ensuring good governance

These focus areas underpin every decision and action we take and we believe they are critical in our efforts to preserve our environment, combat climate change and deliver value for customers, employees and stakeholders while maintaining strong governance practices across our group of companies.

You can read about our sustainability commitment in our 2020 sustainability report.

Carbon emissions target

Our corporate-wide target to reduce carbon emissions by 75% by 2035 compared to 2019 levels builds on our low emissions profile, and reflects the tremendous efforts and leadership of the Fortis group of companies on sustainability.

Tucson Electric Power (TEP) and our Caribbean utilities have ambitious emissions reduction targets:

•	TEP is working to reduce carbon emissions by 80% by 2035 – TEP’s integrated resource plan involves exiting coal generation and adding wind and solar power systems and new energy storage systems. Renewable generation will represent more than 70% of TEP’s power by 2035. Plans also call for eliminating the use of surface water for power generation to reduce the use of groundwater by an anticipated 70%.

•	Our Caribbean utilities are also contributing to our emissions reductions – Caribbean Utilities Company (CUC) on Grand Cayman is planning to develop approximately 100 MW of renewable energy projects and 70 MW of distributed solar resources, while FortisTCI is targeting 33% renewable energy by 2040.

By 2035, 99% of our business will be focused on energy delivery and renewable, carbon-free generation with a coal-free generation mix by 2032.

You can read more about the carbon emissions reduction target in our 2020 annual report on our website (www.fortisinc.com) and the clean energy initiatives in our 2020 sustainability report and on the websites of the Fortis utilities.

2021 MANAGEMENT INFORMATION CIRCULAR	39

We produce comprehensive sustainability reports every two years, with key performance indicator reporting in the alternate years. Our most recent sustainability report was released in July 2020. The reports cover our 10 utility operations throughout North America and contain information and data on the environment, governance, customers, our people and community engagement. The 2020 report builds on our earlier reporting and includes new disclosure on our capital investments and our support for a cleaner energy future, cybersecurity, human resources, inclusion and diversity as well as water and waste management. The most recent report profiles how we address recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). We are broadly aligned with the core elements of the TCFD framework and discuss this in detail in our 2020 sustainability report along with the other frameworks, our metrics and results. All of our sustainability reports and updates are available on our website (www.fortisinc.com).

Board oversight

Our governance and sustainability committee receives a report on sustainability at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and our progress against these objectives, programs and practices designed to promote sustainability, and advises the board on the status and adequacy of efforts to ensure business is conducted in a manner that meets high standards of sustainability.

Subsidiary sustainability

Fortis and its subsidiaries share a commitment to the environment, health and safety in our operations and we strive for continual performance improvement. Each operating subsidiary has a comprehensive environmental management program aligned with ISO 14001 and regularly sets and reviews environmental objectives, targets and programs.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources.

Sustainability governance at a glance

•	Board of directors ─ responsible for risk management oversight and ensuring business is conducted to meet high standards of environmental and social responsibility.
•	Governance and sustainability committee – provides sustainability oversight, including reviewing programs designed to promote sustainability.
•	President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy.
•	Executive Vice President, Sustainability and CHRO ─ responsible for enterprise-wide sustainability and stewardship.
•	Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects of sustainability.
•	Sustainability working group ─ responsible for implementing our sustainability strategy and directing our reporting practices.
•	Fortis cross-functional groups ─ deal with operational and core subject matters and identify opportunities for collaboration across the group of companies.

Responding with resilience and keeping employees safe

As we continue to navigate through the COVID-19 pandemic, employee safety remains a priority and guides every decision. We stay grounded in our responsibility to do what’s right and deliver safe and reliable energy to customers. In 2020 we improved on our strong safety record – our injury rate was below our three-year average and remained firmly in the top quartile relative to our industry peers – a testament to our unwavering focus and employee commitment throughout the pandemic (see page 71 to read about our safety performance in 2020).

We keep decision-making local, act with agility and share lessons learned across the Fortis group in real time. Each utility has business continuity and crisis communications plans which are updated and tested on a regular basis. In early 2020 we began reviewing these plans with our subsidiaries, reviewed best practices and took action where required. By the time the World Health Organization declared a global pandemic in early March, we had established four crisis response priorities – health and safety, operations, working remotely and supply chain – and have remained focused on these priorities throughout the pandemic.

Operating practices were adjusted based on utility needs and circumstances to keep our employees safe. We focused on several areas including workplace screening, masks and hygiene practices, workplace contact tracing, mental health and well-being and protocols for positive cases. Communications with employees and between employees was stepped up to include information on a wide range of issues and we enhanced employee wellness and engagement with fitness and health promotions, virtual ergonomic assessments, expansion of employee and family assistance service offerings, mental health offerings, periodic surveys and touch points, among other things.

40	FORTIS INC.

Depending on local COVID-19 severity, non-critical work is being rescheduled or modified as needed, but overall operating and capital work is proceeding to improve our systems and reliability. Throughout all this, employee safety and well-being have been paramount and we have consulted with our utilities and provided high-level guidance on responsible workforce re-entry.

Strong industry involvement

Transparent in our actions

In 2020 we undertook a review of all industry memberships and lobbying activities and created a comprehensive annual review plan to ensure that we are not supporting groups that are not aligned with our priorities. We publish the list of our memberships and support of other non-profit organizations on our website. We also updated our political engagement policy to reflect our commitment to disclose this information, and it is also available on our website (www.fortisinc.com).

Energy Impact Partners

Since 2016 Fortis has been an investor in Energy Impact Partners, a coalition of the world’s leading utilities that is investing in the future of energy. It is the world’s largest strategic private equity fund focused on the transformation of the energy industry including accelerating the transition to cleaner energy. Visit their website to find out more (www.energyimpactparterscom).

Alliance for Transportation and Electrification

Fortis is one of the founding members of the Alliance for Transportation Electrification (ATE), a non-profit organization whose members represent a diverse collection of organizations advocating for the acceleration of transportation electrification. ATE works primarily at the state/provincial level in support of members’ efforts to accelerate deployment of electric vehicle (EV) infrastructure, ensure a robust role for utilities in the transition to cleaner transportation and support the adoption of open standards, ensuring that customers can charge anytime, anywhere, with ease. Established in 2017, the alliance now has over 50 member organizations. Fortis utilities have a number of low and zero-carbon transportation initiatives underway. For example, FortisBC owns and operates 30 fast charging stations for EVs at strategic locations throughout its service territory, with plans to grow this number to 40 by the end of 2021.

Electric Power Research Institute

In 2019 Fortis joined the Electric Power Research Institute (EPRI) and assumed a seat on the Research Advisory Committee, providing strategic oversight to EPRI’s research and development programs. Recognized as one of the industry’s premier thought leaders, EPRI brings industry expertise and value to members by collaboratively identifying and helping to address technology gaps and other issues that are important to the electricity sector.

More about sustainability at Fortis

Innovating for a better and cleaner future

Central Hudson is implementing robotic process automation to optimize efficiency and effectiveness while FortisBC is investing in and studying how it can reduce emissions from its natural gas supply by delivering hydrogen through its distribution network.

Promoting biodiversity

With nearly 250,000 kilometres of electricity lines and natural gas lines across North America, vegetation and wildlife management are key focus areas. Biodiversity planning is part of the full project life cycle at Fortis utilities. Our utilities plan, construct and operate in a way that protects natural habitats and promotes biodiversity. Every Fortis utility has a right-of-way vegetation management program to ensure vegetation growth does not cause interruption of service or fuel wildfires.

Bringing clean energy to First Nations communities

The Wataynikaneyap Power Project will construct approximately 1,800 kilometres of transmission lines to connect 17 remote First Nations communities to the Ontario power grid for the first time.

Construction began in 2019 and additional safety precautions were implemented in light of
COVID-19. The project, on track for completion by late 2023 as originally planned, will replace diesel generation with clean grid energy and is expected to reduce CO2 emissions by 6.6 million tonnes over 40 years.

Strong community partnerships

We engage with our stakeholders to understand their needs and expectations and to help us grow, improve, innovate and operate more efficiently.

We also invest in communities. In 2020 the Fortis group of companies invested more than $15 million in our communities, providing support in eight areas: COVID-19 support, social development, education, small business and other support, health and wellness, environment and safety, biodiversity and arts and culture. The more than $5 million of COVID-19 community support focused on food banks, mental health agencies and organizations providing personal protective equipment for essential workers.

You can read more on our community investment and sustainability at Fortis in our 2020 sustainability report on our website (www.fortisinc.com).

2021 MANAGEMENT INFORMATION CIRCULAR	41

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate’s nomination, the chair of the governance and sustainability committee and the Chair of the board meet with the candidate to discuss the specific responsibilities of serving on our board, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct. Our board’s conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

Our code of conduct applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. We updated the code in 2019 and the new version went into effect on January 1, 2020. A copy is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and whistleblower policy. You can find our key policies and read more about corporate governance at Fortis on our website (www.fortisinc.com).

Accessible code of conduct

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders. All directors had 100% meeting attendance in 2020.

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best efforts to attend them. Directors can participate in meetings virtually if they cannot attend in person. Following the start of the pandemic in March 2020, all board and committee meetings were held virtually to respect public health guidance and protect everyone’s health and safety.

Share ownership

We require our directors to be Fortis shareholders so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Our newer directors – Mr. Bonavia and Ms. Dobson – are building their equity ownership as shown below.

The table on the next page shows each director’s equity ownership as at March 19, 2021 and their holdings for the previous year. It does not include Mr. Hutchens because he is required to meet our share ownership requirements for executives (see page 60).

42	FORTIS INC.

	Equity ownership March 19, 2021		Equity ownership March 20, 2020		Net change		Market value March 19, 2021(1)	Multiple of 2020 annual retainer		Year to meet share ownership requirement
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs
Tracey C. Ball	4,950	23,002	4,950	19,735	—	3,267	$1,497,948	6.1	x	—
Pierre J. Blouin	2,380	19,483	2,380	16,345	—	3,138	$1,171,638	4.8	x	—
Paul J. Bonavia	—	7,377	—	4,680	—	2,697	$395,333	1.4	x	2023
Lawrence T. Borgard	5,258	10,400	5,258	7,591	—	2,809	$839,112	3.0	x	—
Maura J. Clark	2,000	16,829	2,000	13,781	—	3,048	$1,009,046	3.7	x	—
Margarita K. Dilley	2,040	14,334	—	11,379	2,040	2,955	$877,483	3.2	x	—
Julie A. Dobson	2,200	7,377	2,200	4,680	—	2,697	$513,231	1.9	x	2023
Lisa L. Durocher (2)	—	—	—	—	—	—	—	—		2026
Douglas J. Haughey	10,000	43,158	10,000	36,916	—	6,242	$2,848,737	7.0	x	—
Gianna M. Manes (2)	—	—	—	—	—	—	—	—		2026
Jo Mark Zurel	10,000	13,450	10,000	10,536	—	2,914	$1,256,686	5.1	x	—

(1)	Based on $53.59, the closing price of our common shares on the TSX on March 19, 2021.
(2)	Ms. Durocher and Ms. Manes are first-time nominees to the board.

Serving on other boards

As board and committee service requires significant time and attention in order for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and sustainability committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board’s approval.

Board interlocks

The board avoids having more than two board interlocks at any given time, subject to exceptions that may be granted in certain circumstances by the Chair of the board, in consultation with the governance and sustainability committee, the President and Chief Executive Officer and the Chief Legal Officer. New director candidates will not be invited to join our board if the appointment would result in more than two board interlocks (or an increase in the number of directors involved in an existing interlock).

Mr. Haughey and Ms. Manes serve together on the board of Keyera Corporation. Some of our directors serve together on the board of a Fortis operating subsidiary (see page 34 for details about our governance structure).

You can read about the other directorships and committee memberships of our director nominees in the profiles beginning on page 16.

Proceedings

Since October 2018, our director Maura J. Clark has served on the board of directors of Garret Motion Inc. (Garret), a NYSE listed company. On September 20, 2020, Garret and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garret initiated this process to facilitate a financial restructuring of its balance sheet and related sale of its business as a going concern to KPS Capital Partners, LP (KPS). The Chapter 11 proceedings involving Garret are ongoing and the sale to KPS remains subject to court approval and other customary conditions.

2021 MANAGEMENT INFORMATION CIRCULAR	43

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

Board diversity

We believe that a diverse board is a strong board. Our board and executive diversity policy sets out our principles and objectives for diversity on our board and among our leadership, and supports our inclusion and diversity commitment.

This year’s 12 nominated directors are a diverse group of talented individuals representing varying tenure on the board, Canadian and U.S. residency, a variety of age groups and ethnic as well as gender diversity. The graphic below shows the composition of the board, assuming all nominated directors are elected. This disclosure is derived from information provided by the nominees, collected on a voluntary basis with an option to not respond. No director candidate self-reported as a person with a disability and one nominee is a U.S. veteran.

Gender parity

This year’s proposed board represents an equal number of male and female director nominees.

We continue to strive to increase all aspects of diversity on our board while seeking out the best qualified candidates for the stewardship of Fortis and its businesses.

Our board and executive diversity policy formalizes our commitment to having a board where the male and female genders each represent at least one-third of the board’s independent directors. Increasing gender diversity on our board has been a priority over the past five years and this year we are proud to propose two new female director candidates for nomination to the board. Assuming all nominated directors are elected, our board will have gender parity.

The governance and sustainability committee reviews board diversity on a regular basis and considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

Our subsidiary boards are also diverse and represent a mix of Caucasian (86%), Black/African (8%), Hispanic (3%) and people who identify with two or more ethnicities (3%). 30% of our subsidiary board members are women.

44	FORTIS INC.

Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis’ size and geographic footprint. The matrix gives a snapshot of the skills and experience of the board based on an annual self-assessment by each director. The governance and sustainability committee reviews the skills and experience selected by each director and is satisfied that the directors possess skills in these areas. Each director’s skills and experience are also included in their director profiles beginning on page 16.

In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

2021 MANAGEMENT INFORMATION CIRCULAR	45

Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 15 and skills matrix on page 45).

Orientation

New nominees are invited to attend a meeting of the board as observers prior to their election as directors. They also attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. The Chair of the board and the chair of the governance and sustainability committee attend to provide direct insight into the role and functioning of the board and its current priorities. All members of the board are invited to the sessions. New nominees are also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

New nominees and directors have access to the director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Continuing education

All directors are expected to maintain a current understanding of Fortis’ business, the regulated utility sector, strategic initiatives and energy trends. To assist directors in their understanding, the governance and sustainability committee oversees our continuing education program. Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information. Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

The governance and sustainability committee works with management and the Chair of the board to discuss continuing education topics. In 2020 directors received several presentations and updates on a broad range of topics. The table below gives highlights of our 2020 continuing education program:

2020 Continuing education Month	Topic	Attendees
February	The role of storage in a decarbonized future (external)	All directors
July	Debt in a time of pandemic (external)	All directors
September	Storm restoration response (internal)	All directors
September	Summer loads and resource planning (internal)	All directors
November	Utility sector transformation and impacts of U.S. election (external)	All directors
November	British Columbia’s energy future (internal)	All directors

Assessment and renewal

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruiting potential director candidates.

The governance and sustainability committee leads the process, as set forth in its mandate, and works with the
Chair of the board on the assessment process.

The annual assessment has four components:

46	FORTIS INC.

Each director completes a comprehensive survey and rates the effectiveness of:

•	the board and each committee of which they are a member
•	the Chair of the board
•	the board and committee processes
•	the board’s relationship with management.

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board, which is reviewed by the governance and sustainability committee (see the skills matrix on page 45).

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and sustainability committee prepares a summary of the results and presents it to the committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and sustainability committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and sustainability committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair then meets with the Chair of the board to provide feedback.

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, Chair and committee chair succession and it also oversees the director recruitment and nomination process to fill vacancies and plan for projected retirements as directors near the retirement age or term limit. The committee regularly reviews succession planning and maintains information about our directors and potential director candidates. Information about our current directors includes our skills matrix, diversity criteria, independence assessments, tenure, other board commitments, equity ownership and other relevant information. The committee periodically engages an external consultant to support long-term board succession planning.

The committee conducts the director candidate search, often with the assistance of an external consultant or search firm. The committee considers suggestions from various stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of three of this year’s nominees.

Potential director candidates are reviewed by the governance and sustainability committee. The committee considers candidates based on:

•	their skills and experience, assessed against our skills matrix
•	independence
•	our diversity criteria, including age, gender, race/ethnicity and residency.

The Chair of the board and the chair of the governance and sustainability committee meet and interview suitable director candidates. Potential nominees meet the CEO and board before the board approves their nomination as directors.

In 2020 the governance and sustainability committee worked with an external consultant to select two new director candidates. The committee conducted the search with a focus on identifying directors with expertise in sustainability, recent technology and cybersecurity expertise and industry operations experience. Identifying a minimum of one female candidate and maintaining a balanced board in terms of country of residency were priorities for the search.

2021 MANAGEMENT INFORMATION CIRCULAR	47

The board has a guideline of rotating the committee chairs every four years as a good governance practice. The board rotated the chair of the audit committee in 2017, the human resources committee in 2018 and the governance and sustainability committee in 2020.

Tenure and term limits

We have term limits for members of the board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. Exceptions may be made by the board if it is in the best interests of the company and the director has received solid annual performance evaluations, has the necessary skills and experience and meets the other board policies and legal requirements for board service.

Douglas Haughey will have served 12 years on the board in May 2021, and five years as Chair of the board in September 2021. In 2020 the board, on the recommendation of the governance and sustainability committee, approved a two-year extension of Mr. Haughey’s maximum term limit to manage the transitions of the CEO and Chair roles.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:

•	an annual board cash retainer
•	an annual board equity retainer (granted as DSUs)
•	an annual committee cash retainer for each committee the director serves on.

Benchmarking

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The committee engaged Willis Towers Watson in 2020 to assess the level of director compensation at Fortis to that of the comparator group of publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives (see page 63).

Willis Towers Watson concluded that our director compensation was below the median of the comparator group and recommended an increase to the director retainers and to the audit and human resources committee chair retainers. Effective January 1, 2021, the board approved an increase in the director cash and equity retainers as well as the audit and human resources committee chair retainers to place them at the median.

The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive committee member retainers. The benchmarking exercise conducted in 2020 concluded that the Chair retainer is at median of the comparator group. Accordingly, the board did not increase the Chair retainer for 2021.

Our President and Chief Executive Officer receives executive compensation (see page 62) and does not receive director compensation as a member of the Fortis board.

48	FORTIS INC.

The table below shows the approved 2021 director fee schedule compared to the two previous years. Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs.

Director fee schedule

	2021	2020	2019
Board Chair cash retainer	$160,000	$160,000	$160,000
Board Chair equity retainer (received as DSUs)	$245,000	$245,000	$245,000
Director cash retainer	$100,000	$95,000	$95,000
Director equity retainer (received as DSUs)	$135,000	$125,000	$125,000
Committee member retainers
Audit committee member	$10,000	$10,000	$10,000
Governance and sustainability committee member	$7,500	$7,500	$7,500
Human resources committee member	$7,500	$7,500	$7,500
Committee chair retainers
Audit committee chair	$25,000	$20,000	$20,000
Governance and sustainability committee chair	$15,000	$15,000	$15,000
Human resources committee chair	$20,000	$15,000	$15,000

In February 2019 we moved to an all-in director fee structure that eliminates meeting fees for board and committee service and includes a new retainer for committee members.

Directors do not participate in our stock option plan, incentive plans or pension plans.

About DSUs

Directors receive part of their compensation in DSUs rather than cash.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. We grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in US dollars.

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2020 none of the directors elected to receive optional DSUs in lieu of their annual cash board retainer.

Directors must own Fortis shares

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 42).

2021 MANAGEMENT INFORMATION CIRCULAR	49

The table shows the directors’ 2020 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

	2020 Total compensation	% received as DSUs (excludes reinvested dividends)	Breakdown of DSU grant
			Equity retainer	Optional DSUs
Tracey C. Ball	$368,977	34%	100%	0%
Pierre J. Blouin	$276,128	45%	100%	0%
Paul J. Bonavia	$283,758	44%	100%	0%
Lawrence T. Borgard	$292,803	43%	100%	0%
Maura J. Clark	$304,856	41%	100%	0%
Margarita K. Dilley	$414,283	30%	100%	0%
Julie A. Dobson	$284,938	44%	100%	0%
Douglas J. Haughey	$480,409	51%	100%	0%
Joseph L. Welch (retired on May 7, 2020)	$217,529	29%	100%	0%
Jo Mark Zurel	$267,317	47%	100%	0%
Total	$3,190,998

On January 1, 2021, we granted the directors’ equity retainers for the first quarter of 2021: 1,170 DSUs to the Chair of the board and 645 DSUs to each Canadian resident non-management director at a price of $52.36, the volume weighted average trading price of our common shares on the TSX for the previous five days, and 647 DSUs to each U.S. resident non-management director at a price of US$40.97, the volume weighted average trading price of our common shares on the NYSE for the previous five days.

Communicating with the board

The board believes in the importance of open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation (say on pay) every year as a way to engage regularly with shareholders on this important matter.

In accordance with our shareholder engagement policy, representatives of the board hold formal meetings periodically with shareholder representatives. We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board continues to host board-shareholder meetings every two years.

In 2020 the Chair of the board and the chairs of the human resources and governance and sustainability committees met virtually with many of our largest shareholders in Canada and the U.S. to have an open dialogue on a wide range of topics including business strategy, board structure, cybersecurity, sustainability, executive compensation and leadership succession planning. Participation was high and we had an engaging question and answer session on several topics.

Shareholders, employees and others can communicate directly with the board at any time by contacting the Chair of the board:

Chair of the board	Tel:	709.737.2800
Fortis Inc.	Fax:	709.737.5307
Fortis Place, Suite 1100	Email:	dhaughey@fortisinc.com
5 Springdale Street
PO Box 8837
St. John’s, NL A1B 3T2
Canada

The Chair of the board will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

Shareholder engagement policy

Our shareholder engagement policy describes our commitment to transparency and facilitates communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

50	FORTIS INC.

3 Executive compensation

Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive, to attract and retain top talent and reward our executives for performance and their contribution.

We begin this section with a message from the chair of the human resources committee about the key activities in 2020 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

52  Message from the chair of the human resources committee

56  Compensation discussion and analysis

56  Compensation strategy

56  Compensation governance

62  Compensation design and decision-making

66  2020 Executive compensation

85  Share performance and cost of management

88  2020 Compensation details

2021 MANAGEMENT INFORMATION CIRCULAR	51

Message from the Chair of the Human Resources Committee

Dear shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy – that executive pay is fair, linked to performance and aligns with shareholder interests.

In 2020 Fortis executed well on its priorities, achieving strong financial and operational results, while navigating through the COVID-19 pandemic. Despite adjustments to work practices, a record $4.2 billion capital program was executed in 2020 and management delivered a new five-year capital investment plan, totalling $19.6 billion, supporting earnings growth and 6% average annual dividend growth through 2025.

Our sustainability commitment, as reflected in safety and reliability indicators, was advanced in 2020. Superior safety performance – in fact the best safety result in Fortis history – reaffirmed the unwavering focus and employee commitment to safety. Improvements in operational performance were achieved during the pandemic, through continued collaboration on safety and shared practices.

In 2020 Fortis delivered earnings per share – the primary measure for incentive compensation – of $2.60 and $2.57 on an adjusted basis for annual incentive purposes. Annualized shareholder returns for the last five, 10 and 20 years, on average, were 10.9%, 8.3% and 13.3%, reflecting consistent performance relative to the relevant market indices in Canada.

Pay for performance

Corporate performance, which accounts for the majority of an executive’s annual incentive, was assessed at a factor of 135.6% for 2020. This reflects earnings per share and cash flow results that exceeded the targets set for the year and exceptional sustainability results, achieving maximum outcomes in both safety and gas system performance. The response and management of the pandemic was a significant priority in 2020. While one-time costs were incurred in responding to the crisis and protecting employees, a focus on overall cost control and other positive impacts on earnings, including higher retail sales at UNS Energy, driven largely by weather, lessened the earnings impact of the pandemic expenses.

Complete details about the 2020 executive compensation decisions begin on page 66.

52	FORTIS INC.

Corporate performance is combined with a lesser weighted individual performance to arrive at an overall performance factor. 2020 annual incentive awards averaged 136.5% of target for our five most senior officers, reflecting considerable achievements for the year (see the discussion beginning on page 68).

PSUs granted in 2018 vested on January 1, 2021 based on relative TSR and cumulative EPS compared to target EPS over a three-year period. Three-year TSR of 27.7% exceeded the median of the performance peer group. The success of our organic growth strategy, combined with the strength of our performance in 2020, while navigating through the pandemic, resulted in a cumulative EPS over the three-year performance period of $7.77, which aligned with our target. As a result of combined TSR and EPS performance, PSUs vested at 111.3% of target (see page 79).

A look at CEO pay

The committee and board review CEO pay each year to ensure it aligns with shareholder interests, the competitive market and the CEO’s contributions to the company. Approximately 85% of Mr. Perry’s compensation was considered at risk, the majority of which is equity-based and tied to the performance of Fortis common shares.

The graph to the right shows alignment of the CEO’s total direct compensation over the past five years compared to our TSR. It also compares the performance of Fortis shares to the return of S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period. See pages 86 and 87 for details about the CEO compensation lookback and realized and realizable pay.

Leadership succession

The committee is responsible for human resources planning, including the development and succession of senior management which is reviewed regularly by the board to ensure there is a pipeline of qualified talent and orderly succession of critical roles.

In September 2020, Barry V. Perry, President and Chief Executive Officer, announced his decision to retire from Fortis at the end of 2020. Following a comprehensive process undertaken by the human resources committee and recommendation confirmed by the board, David G. Hutchens, formerly Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy, was appointed as Mr. Perry’s successor effective January 1, 2021.

Mr. Hutchens has held progressive executive roles with the Fortis group of companies since 2018 and advanced through various management positions over his 25 years with UNS Energy. He brings a unique combination of operational and regulatory expertise in the electric and gas sectors and a deep understanding of Fortis’ business, strategy and culture. The board’s long-term succession plan positioned Fortis well for the CEO transition.

Compensation governance

The committee conducts formal reviews of the executive compensation program – some aspects are reviewed annually while other aspects are reviewed periodically (see page 58).

Following such reviews, last year we announced that RSU awards, beginning with the 2020 grants, can be settled in either cash or Fortis common shares. If an executive is working towards meeting our share ownership requirement, they must receive 50% of their vested RSUs in shares (see page 59).

Sound policy and structure

Executive compensation at Fortis is designed to reward superior performance over varying time horizons: current year, long-term and full career. The design of our incentive program motivates the executive team to deliver strong absolute and relative performance, including financial and sustainability metrics as well individual performance goals. Payouts are capped to minimize risk and discourage excessive risk-taking.

2021 MANAGEMENT INFORMATION CIRCULAR	53

We continually review executive compensation and keep abreast of market practices as part of good compensation governance. The outcome of compensation reviews continues to support our executive compensation program and practices.

Additionally the human resources committee mandate was reviewed and broadened to reflect the committee’s oversight of inclusion and diversity, talent management and succession planning.

New in 2021

The corporate component for the annual incentive will be revised in 2021 to include a new ESG-related measure under sustainability performance. The new measure will address carbon reduction and climate change and build on Fortis’ corporate-wide target to reduce carbon emissions by 75% by 2035, compared to 2019 levels, and reinforce its commitment to delivering strong sustainability performance. The overall weighting for sustainability performance in 2021 will increase to reflect this new measure (see page 65).

As part of the recent CEO transition, the committee reviewed and approved a new CEO compensation structure. As a U.S. resident, compensation for Mr. Hutchens will be paid in US dollars, and converted to Canadian dollars for purposes of our disclosure (see page 65). Complete details about the 2021 CEO compensation structure for Mr. Hutchens as President and Chief Executive Officer will be disclosed in the 2022 management information circular.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders again have the opportunity to have their say on executive pay at the 2021 annual meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 96.97% of votes cast were in favour of our approach to executive compensation.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 56 before you vote your shares. We look forward to hosting you online at this year’s virtual meeting and receiving your feedback.

Sincerely,

Jo Mark Zurel

Chair, Human Resources Committee

54	FORTIS INC.

Our 2020 named executives

Barry V. Perry | President and Chief Executive Officer (President & CEO) (retired on December 31, 2020)
Mr. Perry’s career with the Fortis Group spanned 20 years. Mr. Perry was appointed President on June 30, 2014 and Chief Executive Officer, effective January 1, 2015. As President & CEO, Mr. Perry was responsible for the long-term success of Fortis and our sustainability strategy until his retirement on December 31,2020. He was previously Vice President, Finance and Chief Financial Officer, and joined the Fortis Group in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. In 2020 he served on the boards of FortisBC Energy, FortisBC, UNS Energy and ITC. Mr. Perry is Chair of the Edison Electric Institute’s (EEI) International Programs Trans-Atlantic Regional Advisory Committee and Co-Chair of EEI’s CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada’s Top 40 Under 40.
Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)
Ms. Perry was appointed EVP, CFO on June 1, 2018 and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and lastly as President and Chief Executive Officer. She was Director of Finance at Fortis in the early 2000s, and previously served in other finance roles in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant designation in the early 1990s. Ms. Perry serves on the boards of FortisBC, CH Energy Group and Central Hudson. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador, serving as a board member and a volunteer for organizations such as the Healthcare Foundation and C-CORE.
David G. Hutchens | President and Chief Executive Officer (President & CEO) (effective January 1, 2021)
Chief Operating Officer (COO) (January 1, 2020 to December 31, 2020)
Mr. Hutchens became President and Chief Executive Officer of Fortis on January 1, 2021 following the retirement of Barry V. Perry at the end of 2020. Mr. Hutchens assumed the newly created role of Chief Operating Officer on January 1, 2020, broadening his responsibilities to include operational oversight of our 10 utilities while remaining Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services. Mr. Hutchens was appointed an officer of Fortis in January 2018 when he became Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Mr. Hutchens’ career in the energy sector spans more than 25 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC, FortisBC and FortisAlberta. He also serves on the board of the Edison Electric Institute and a number of charitable and civic organizations.
James P. Laurito | Executive Vice President, Business Development and Chief Technology Officer
(EVP, Business Development and CTO)
Mr. Laurito was appointed an officer of Fortis in April 2016 and continues to serve as President and Chief Executive Officer of CH Energy Group. As of May 2019, Mr. Laurito is responsible for technological development, innovation and cybersecurity in addition to overseeing business development. Mr. Laurito previously served as President and Chief Executive Officer of Central Hudson, Fortis’ first U.S. utility. He joined Central Hudson in January 2010 as President. Mr. Laurito previously served as President and Chief Executive Officer of New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the boards of Central Hudson, CH Energy Group, ITC and Belize Electricity Limited. He also serves on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. Mr. Laurito is past Chair of the Northeast Gas Association.
Nora M. Duke | Executive Vice President, Sustainability and Chief Human Resource Officer
(EVP, Sustainability and CHRO)
Ms. Duke is responsible for sustainability and stewardship and our human resources policies, programs and practices. Ms. Duke’s career with the Fortis Group spans 34 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and an MBA from Memorial University of Newfoundland and holds the ICD.D designation. Ms. Duke serves on the board of UNS Energy and FortisAlberta. She is a member of the Edison Electric Institute’s ESG/Sustainability Committee and serves on the board of Slate Office REIT. Ms. Duke is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University’s Genesis Centre Selection Board and past Vice Chair of the Hotel Association of Canada.

2021 MANAGEMENT INFORMATION CIRCULAR	55

Compensation discussion and analysis

Compensation strategy

Our compensation strategy is designed to support our strategy as a premium North American energy delivery company.

We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Ms. Dobson was appointed to the committee following the annual and special meeting on May 7, 2020.

56	FORTIS INC.

Independent advice

The committee receives third party advice and special expertise from three advisors to help it carry out its duties:

Willis Towers Watson	Korn Ferry	Mercer

•   provided ongoing advice on executive and board of director compensation matters, including strategic design decisions and benchmarking research and analysis

•   assisted in determining the compensation arrangements for the incoming CEO

•   reviewed the peer group for executive compensation benchmarking

•   benchmarked the competitiveness of target compensation for the CEO and senior executive roles

•   completed a review of director compensation in 2020

•   has served as an advisor to Fortis since 2014 and was appointed independent advisor to the human resources committee in 2019

•   completed a market outreach and market scan of the utility industry in relation to CEO succession planning and the evaluation of potential candidates in 2020

•   provided Fortis and its subsidiaries with job evaluation services and market compensation data from its national database

•   conducted benchmarking research and analysis on behalf of Fortis’ Canadian subsidiaries in 2020

•   has served as an advisor to Fortis since 1987

• retained to provide pension consulting and actuarial advice • has served as an advisor to Fortis since 1987

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees (1)
	2020	2019	2020	2019
Willis Towers Watson Executive and director compensation, including the executive compensation review and strategic compensation research and analysis	$194,953	$224,439	$83,223	$78,370
Korn Ferry Job evaluation, compensation data and executive development consulting services	$33,732	$31,180	$238,498	$53,872
Mercer Pension consulting	$83,296	$72,832	—	—

(1)	Includes executive development consulting and coaching services, health and benefits consulting, and other project related consulting services.

The human resources committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management’s approval to use external consultants, and the committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2020 our subsidiaries engaged all three advisors and paid a total of $1,346,028 to Willis Towers Watson, $1,027,643 to Mercer and $367,084 to Korn Ferry for pension, actuarial and non-executive compensation consulting services. In 2020 our U.S. subsidiaries also paid a total of $209,421 to FW Cook to complete a review of their executive compensation programs and benchmark the competitiveness of target compensation for senior executive roles.

For Willis Towers Watson, non-executive compensation matters at Fortis and the subsidiaries are supported by consulting teams separate and distinct from the consultants advising the committee on executive compensation. The committee considered and confirmed the independence of the advisory team prior to appointing Willis Towers Watson as its independent advisor in 2019.

2021 MANAGEMENT INFORMATION CIRCULAR	57

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1.	Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•	updating benchmarking of our pay levels

•	determining incentive compensation for the prior year

•	setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual and PSU incentive plans in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis’ executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

•	a relative valuation of roles

•	an assessment of any newly established executive positions

•	the comparator group for relevance and appropriateness

•	the compensation mix

•	annual and long-term incentive plan designs and performance measurement

•	compensation risk

•	other policies and provisions.

The committee retained Willis Towers Watson to conduct a comprehensive review in 2018 to ensure our compensation program aligns with our organic growth strategy and to compare our compensation policies and practices to market practice. As a result of this review, in 2019 we introduced RSUs to our long-term incentive program for the named executives to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives and also added a cash flow metric to the annual incentive plan, reflecting our commitment to maintain our investment-grade credit ratings.

Through ongoing and periodic reviews of our executive compensation program, in 2020 we introduced new terms for settling vested RSUs starting with the 2020 RSU awards (see page 59).

We are also planning changes to our compensation program in 2021. Changes involve the measures and weightings in the corporate scorecard for our annual incentive (page 59) and the CEO compensation structure in light of the recent leadership transition. You can read about these changes on page 65. Complete details will be provided in our 2022 management information circular.

58	FORTIS INC.

Willis Towers Watson also completed a formal executive compensation risk assessment in 2018. Willis Towers Watson and the human resources committee concluded that appropriate measures are in place to mitigate executive compensation risk, and that our compensation program and practices do not promote excessive risk-taking that are likely to have a material adverse effect on Fortis.

All changes that have been made subsequently to our compensation policy have been evaluated from a compensation risk perspective with no changes identified as a result of these assessments.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as performance share units (PSUs), restricted share units (RSUs) and stock options. These vest over the long term to align more closely with shareholder interests and to mitigate risk.

New in 2020

Beginning with the 2020 RSU awards, executives will be able to settle vested RSUs in either cash or Fortis common shares when the units vest, except if an executive is continuing to work towards meeting our share ownership requirement. An executive who has not met the share ownership requirement, including newly appointed executives who are building their holdings during the five-year grace period, must receive 50% of the vested RSUs in shares. You can read more about our RSU plan on page 62.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•	The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on earnings performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

New in 2021

Our corporate targets will include a new ESG measure to address carbon reduction and climate change. This measure will be included under sustainability performance and result in an increase in the sustainability weighting from 20% to 30% and a reduction in the weighting of the cash flow metric from 20% to 10%. Details will be provided in our 2022 management information circular.

•	Our PSU plan links pay directly to performance against pre-determined cumulative earnings per common share and TSR relative to our peers. A minimum level of performance must be met, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor’s (S&P)) at the end of the three-year performance period.

•	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs will be able to be settled in either cash or Fortis common shares starting with the 2020 RSU awards, unless an executive has not met the share ownership requirement (see above).

•	Stock options are awarded to the Canadian-resident named executives and other members of senior management to motivate and retain senior talent and to reward significant performance achievements. We continue to assess the use of stock options and will review as part of the 2022 long-term incentive design.

2021 MANAGEMENT INFORMATION CIRCULAR	59

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 67.

4. Share ownership guidelines

We require our executives to own equity in Fortis to ensure they have a vested interest in our future success and to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and any RSUs they hold. Share ownership guidelines increase by level of executive. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

Each of our named executives meet their share ownership requirement (see below).

We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

The table below shows the share ownership details for each named executive as at March 19, 2021. We use their annual base salary at December 31, 2020 and $53.59, the closing price of our common shares on the TSX on March 19, 2021, to determine compliance as of the date of this circular and the market value of their shareholdings. RSUs are awarded to subsidiary executives and vice presidents at Fortis and we started granting RSU awards to certain named executives starting in 2019 as disclosed in our 2019 management information circular. Ms. Perry received RSU awards while she was President and Chief Executive Officer of Newfoundland Power and Mr. Hutchens received RSUs in his role as Chief Executive Officer of UNS Energy.

Mr. Perry exceeded his share ownership requirement of five times his base salary as President & CEO when he retired from Fortis on December 31, 2020.

	Share ownership guideline (as a multiple of base salary)	Shares owned (#/$)	RSUs owned (#/$)	Total shares and RSUs (#/$)	Meets requirement/ ownership (as a multiple of base salary)
Jocelyn Perry EVP, CFO	3x	42,621/$2,284,059	44,688/$2,394,830	87,309/$4,678,889	yes (7.3x)
David Hutchens Chief Operating Officer	3x	83,895/$4,495,933	60,682/$3,251,948	144,577/$7,747,881	yes (7.0x)
James Laurito EVP, Business Development and CTO	3x	48,373/$2,592,309	24,762/$1,326,996	73,135/$3,919,305	yes (4.4x)
Nora Duke EVP, Sustainability and CHRO	3x	110,684/$5,931,556	18,123/$971,211	128,807/$6,902,767	yes (10.7x)

See page 59 for details about settling the 2020 RSU awards and future awards if an executives has not met the share ownership requirement.

An executive who does not comply with the share ownership policy may not be eligible for grants of long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the chair of the human resources committee and discuss the possibility of an alternative plan that balances the goals of the policy and the executive’s circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2020.

60	FORTIS INC.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities.

Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2020.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of Fortis paid or awarded to an executive officer and any profits realized from the sale of Fortis securities in the event of fraud, gross negligence or intentional misconduct by executives of Fortis or a subsidiary, or if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

2021 MANAGEMENT INFORMATION CIRCULAR	61

Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executive officers for performance over different time horizons: short term, long term and full career. This ensures executives are focused on short and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the compensation mix for the President and Chief Executive Officer.

Current-year performance

Annual base salary	Fixed level of compensation, competitive with the market

Annual incentive (at risk)	Cash bonus based on corporate and individual performance against pre-determined targets

Long-term performance

Performance share units (PSUs) (at risk)

Equity-based incentive for strong future performance

Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (at risk)

Equity-based incentive associated with ongoing executive service

Vest at the end of three years, and based on our share price are settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting our share ownership requirement (see page 59)

Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Stock options (at risk)	Equity-based incentive Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years

Full-career performance

Employee share purchase plan (ESPP)

Employee plan that encourages share ownership

Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

Retirement benefits	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans (see pages 83, 84 and 92 for details)

62	FORTIS INC.

Compensation decision-making

Benchmarking to the median

We benchmark our compensation levels annually to monitor market trends and to make sure we pay competitively. We target executive compensation at the median of the market. Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the committee reviews the information and recommends any compensation adjustments to the board.

The human resources committee reviewed the existing comparator group for purposes of setting 2020 compensation and modified it in response to mergers, acquisitions and changes in executive compensation philosophy across the group. Goldcorp Inc., Hydro One Limited and SCANA Corporation were removed from the group and Evergy, Inc. was added. The result is a comparator group of 30 companies for 2020: 14 Canadian industrial companies and 16 U.S. utility companies. Both groups are weighted equally. For purposes of compensation benchmarking, we treat the US dollar compensation values at par.

Canadian industrial companies (50% weighting)

ATCO Ltd./Canadian Utilities Ltd.
Barrick Gold Corporation
Canadian National Railway Co.
Canadian Natural Resources Inc.
Canadian Pacific Railway Ltd.
Cenovus Energy Inc. (1)
Emera Inc.
Enbridge Inc.
Finning International Inc.
Husky Energy Inc. (1)
Nutrien Ltd.
SNC-Lavalin Group Inc.
Teck Resources Ltd.
TC Energy Corporation

U.S. utility companies (50% weighting)

Ameren Corp.
CenterPoint Energy Inc.
CMS Energy Corp.
Consolidated Edison Inc.
DTE Energy Company
Edison International
Entergy Corporation
Evergy, Inc.
Eversource Energy
FirstEnergy Corp.
NiSource Inc.
PPL Corp.
Public Service Enterprise Group Inc.
Sempra Energy
WEC Energy Group Inc.
Xcel Energy Inc.

(1)	Husky Energy Inc. merged with Cenovus Energy Inc. on January 4, 2021.

The human resources committee reviewed the comparator group in September 2020 for purposes of setting 2021 compensation and, in the absence of merger or acquisition activity at that time, approved the continued use of the comparator group.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the Willis Towers Watson U.S. energy services executive compensation survey. Similar to our benchmarking for named executive compensation, we treat the US dollar compensation at par for benchmarking purposes.

2021 MANAGEMENT INFORMATION CIRCULAR	63

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the right shows the 2020 compensation mix for each named executive.

Setting performance targets

After the board approves the business plan, corporate, subsidiary (as applicable) and individual performance objectives are set for the annual incentive.

The President & CEO proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. Acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. Individual performance objectives of the named executives will reflect an increasing focus on sustainability and diversity priorities. The President & CEO submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes performance targets for the PSU plan with reference to the business plan and our long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. The committee then recommends the annual incentive awards to the board for approval.

64	FORTIS INC.

The committee makes recommendations to the board about any salary adjustments for the named executives, and approves the assessment of performance relative to pre-determined targets for vested PSU awards as well as the related payout. The committee also recommends grants of long-term incentive awards. Previous grants are not directly taken into account when determining the annual PSU, RSU and stock option awards.

Using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2021 Program changes

The following is a summary of changes to our compensation program in 2021. Details will be provided in our 2022 management information circular.

Annual incentive

Corporate targets for the annual incentive will be revised in 2021 to include a new ESG measure under sustainability performance. The new measure will address carbon reduction and climate change and build on our corporate-wide target to reduce carbon emissions by 75% by 2035, compared to 2019 levels, and reinforce our commitment to delivering strong sustainability performance. The overall weighting for sustainability performance will increase to 30% to reflect the focus we put on this critical area. The financial performance metrics will remain the most significant portion of the annual incentive in 2021, with EPS and cash flow at weightings of 60% and 10%, respectively (see page 67).

CEO compensation structure

The CEO compensation structure will reflect changes in 2021 as a result of the recent leadership transition. Over the past year, the human resources committee and the board advanced CEO succession planning and adopted a comprehensive approach to leadership assessment, development, selection and transition. A thorough process was developed and executed to ensure the effective and smooth transition of leadership to position Fortis for long-term success.

Following the announcement by Barry Perry, in September 2020, that he would retire from Fortis on December 31, 2020 and the assessment process undertaken by the human resources committee, David Hutchens, formerly Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy, was appointed President and Chief Executive Officer of Fortis effective January 1, 2021. The board, acting on the recommendation of the human resources committee, approved the following compensation in US dollars for Mr. Hutchens in his new role:

•	base salary of US$1,100,000

•	target annual incentive of 115% of base salary

•	target long-term incentive of 385% of base salary (allocated 75% PSUs and 25% RSUs).

Total target direct compensation for Mr. Hutchens in 2021 is US$6,600,000.

As part of our executive compensation policy, U.S. executives have a different long-term incentive mix compared to Canadian executives. The 2021 target long-term incentive mix for Mr. Hutchens is unchanged from 2020, and will reflect the allocation noted above.

Retention incentive

The board, acting on the recommendation of the human resources committee, exercised its discretion and approved a retention arrangement with Jocelyn Perry, EVP, CFO to recognize the critical skills and experience she brings to the executive team, and support the strength and cohesion of the executive team in the near term and the positioning of Fortis for ongoing success and growth. The retention arrangement is in the form of a one-time RSU grant and totalled $1,188,000, equivalent to the sum of Ms. Perry’s 2021 base salary and target short-term incentive. The award was granted on January 1, 2021, during the annual grant cycle for equity incentives, and vests at the end of three years with settlement in 2024 (see page 74 for information about our RSU plan).

Details about the 2021 long-term incentive awards will be provided in our 2022 management information circular.

2021 MANAGEMENT INFORMATION CIRCULAR	65

2020 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards for corporate and individual performance.

A significant portion of total direct compensation is at risk to align executive and shareholder interests. At-risk pay is highest for the President & CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, operating expertise, reputation, financial strength and the footprint of our utilities to develop growth opportunities. Our focus is on organic growth and we have identified seven strategic initiatives to achieve the growth that our shareholders expect:

•	execute our utility capital investment plan

•	maintain investment-grade credit ratings

•	maintain and invest in system resiliency, innovation and cybersecurity

•	advance sustainable business practices and deliver cleaner energy

•	enhance customer and regulatory relationships

•	provide safe and reliable service

•	pursue energy infrastructure and expansion of LNG and energy storage.

Fortis continued to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 85.

The table below shows the breakdown of 2020 total direct compensation for the named executives. Note that the value of the PSUs, RSUs and stock options is not guaranteed. You can read more about the incentive plans beginning on page 67.

	Base salary		Annual incentive		Performance share units		Restricted share units		Stock options	Total	At-risk portion
Barry Perry President & CEO	$1,325,000		$2,170,000		$2,782,500		$1,391,250		$1,391,250	$9,060,000	85%
Jocelyn Perry EVP, CFO	$640,000		$699,000		$704,000		$352,000		$352,000	$2,747,000	77%
David Hutchens Chief Operating Officer	$1,107,480	(1)	$1,511,542	(1)	$2,250,518	(2)	$750,173	(2)	—	$5,619,713	80%
James Laurito EVP, Business Development and CTO	$899,408	(1)	$833,630	(1)	$1,174,946	(2)	$391,649	(2)	—	$3,299,633	73%
Nora Duke EVP, Sustainability and CHRO	$645,000		$634,000		$580,500		$290,250		$290,250	$2,440,000	74%

(1)	Mr. Hutchens and Mr. Laurito are U.S. residents and their salary and annual incentive have been converted from US dollars to Canadian dollars using the 2020 average exchange rate of US$1.00 = $1.3424.

(2)	The value of Mr. Hutchens’ PSUs and RSUs granted on January 1, 2020 by Fortis and UNS Energy and Mr. Laurito’s PSUs and RSUs granted on January 1, 2020 by CH Energy Group have been converted from US dollars to Canadian dollars using the January 1, 2020 exchange rate of US$1.00 = $1.299.

Salary

Salary adjustments usually go into effect on January 1. In determining salary changes from year to year, the committee considers market adjustments to appropriately position pay as compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive’s depth of skills and experience. The committee brings forward recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 88 for the salaries paid to the named executives in the last three fiscal years.

66	FORTIS INC.

Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Individual	Total
Barry Perry President & CEO	120%	80%	20%	100%
Jocelyn Perry EVP, CFO	80%	80%	20%	100%
David Hutchens Chief Operating Officer	100%	80%	20%	100%
James Laurito EVP, Business Development and CTO	70%	80%	20%	100%
Nora Duke EVP, Sustainability and CHRO	70%	80%	20%	100%

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•	generally no awards are granted if corporate performance is below threshold performance. Two financial metrics (EPS and cash flow) as well as sustainability metrics are used to assess corporate performance

•	if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met

•	the award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 61

•	all circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual cash flow against target cash flow, as recommended by the human resources committee.

New for 2021

We are adding a new ESG measure under sustainability performance in the corporate scorecard for the annual incentive. The new measure, focused on carbon reduction and climate change, aligns with our increasing focus on ESG priorities and builds on the corporate-wide target announced in September 2020 to reduce carbon emissions by 75% by 2035, compared to 2019 levels. The sustainability weighting will increase from 20% to 30% in 2021 to reflect this change and the focus that we put on this critical area.

The financial performance metrics will remain the most significant portion of the annual incentive in 2021, with EPS and cash flow at weightings of 60% and 10%, respectively.

2021 MANAGEMENT INFORMATION CIRCULAR	67

2020 Annual incentive performance summary

The 2020 corporate performance factor, which measures financial performance using EPS and cash flow and sustainability performance for safety and reliability, was assessed at 135.6% as follows:

2020 Corporate performance	Result	Weighting	Performance factor
Financial performance
EPS	119.8%	60%	71.9%
Cash flow	146.6%	20%	29.3%
Sustainability performance	172.0%	20%	34.4%
Total		100%	135.6%

Details about our EPS, cash flow and sustainability performance follow on pages 69 to 71.

Individual performance was assessed at 140% for Mr. Perry, 140% for Ms. Perry, 140% for Mr. Hutchens, 120% for Mr. Laurito and 160% for Ms. Duke (see pages 72 and 73).

The table below shows the calculation of the 2020 annual incentive. Amounts reflect adjustments due to rounding.

Barry Perry	$1,325,000	120%	108.5%	28.0%	$2,170,000	136.5%	24.0%
Jocelyn Perry	$640,000	80%	108.5%	28.0%	$699,000	136.5%	25.4%
David Hutchens (3)	$1,107,480	100%	108.5%	28.0%	$1,511,542	136.5%	26.9%
James Laurito (3)	$899,408	70%	108.5%	24.0%	$833,630	132.4%	25.3%
Nora Duke	$645,000	70%	108.5%	32.0%	$634,000	140.4%	26.0%

(1)	Reflects an 80% weighting for all named executives.

(2)	Reflects a 20% weighting for all named executives.

(3)	Mr. Hutchens’ and Mr. Laurito’s annual incentive awards are paid in US dollars and have been converted to Canadian dollars using the 2020 annual average exchange rate of US$1.00 = $1.3424.

2020 Annual incentive performance assessment

In 2020 Fortis delivered net earnings attributable to common equity shareholders of $1,209 million, or $2.60 per common share, compared to $1,655 million, or $3.79 per common share, for 2019.

Earnings and EPS reflect significant one-time items including the after-tax gain on the sale of the Waneta Expansion of $484 million, or $1.12 per common share in 2019, and the net impact resulting from the reversal of prior period liabilities as a result of the November 2019 and May 2020 FERC decisions at ITC. Excluding the significant one-time items, earnings increased by $94 million in 2020, driven by rate base growth, higher retail sales at UNS Energy, driven largely by weather, and higher earnings from Belize. The impact of mark-to-market accounting of natural gas derivatives at Aitken Creek also contributed to growth in earnings. Growth was tempered by the delay in TEP’s general rate application, the impact of the COVID-19 pandemic, including lower sales in the Caribbean and higher net operational expenses, largely at UNS Energy and Central Hudson, and, for earnings per common share, a higher weighted average number of common shares outstanding, associated with the $1.2 billion common equity issuance in the fourth quarter of 2019.

Cash from operating activities was $2,701 million for 2020, a modest improvement from $2,663 million in 2019, due to higher cash earnings driven by rate base growth, higher retail sales and an up-front payment received by FortisAlberta associated with a long-term energy retailer agreement. The increase was partially offset by higher transmission cost payments, the timing of recovery of gas costs and slower customer collections due to COVID-19.

Fortis is committed to sustainability and we pride ourselves on being a safe and reliable energy provider. As we navigated through the pandemic, the safety of our employees, their families and our customers remained a top priority. In 2020, Fortis delivered the best safety performance in our history, and achieved strong reliability performance, outperforming relative industry averages — considerable accomplishments in a very different and challenging year. See page 71 to read about our 2020 sustainability performance compared to the target set for our annual incentive plan.

68	FORTIS INC.

2020 Annual incentive

1. Corporate performance

Measures results against performance on the following key metrics:

•	EPS (60% weighting)
•	Cash flow (20% weighting)
•	Sustainability performance for safety and reliability (20% weighting).

EPS: 60% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2020, these were set with reference to our annual business plan as approved by the board and prior year results, with consideration of the impact of the 2019 equity issuance and the FERC decisions on ITC’s base ROE in 2019 and 2020.

Determining the payout

The table below sets out our 2020 targets for EPS. The award is capped at 200% of target (see page 67 for details).

Minimum (50%)	Adjusted target (100%)	Stretch (150%)	Maximum (200%)
$2.43	$2.53	$2.63	$2.71

The graph to the right shows our 2020 adjusted EPS for annual incentive purposes of $2.57 against the adjusted target, resulting in a payout of 119.8%.

2020 EPS results

Target EPS	Reported EPS	Adjusted target EPS	Adjusted EPS for annual incentive (1)	Annual incentive result (% of target)
$2.50	$2.60	$2.53	$2.57	119.8%

(1)	Non-US GAAP measure (see page 96).

Things to note

For the purposes of calculating the EPS component of corporate performance, reported EPS of $2.60 was adjusted as follows:

•	exclude $27 million of earnings associated with the prior year impact of the May 2020 FERC decision related to the base ROE for ITC

•	exclude $13 million of unplanned tax expense related to the finalization of U.S. tax reform anti-hybrid regulations.

The above adjustments amount to a decrease in earnings per share of $0.03 from reported EPS of $2.60. This results in an EPS of $2.57 for the purposes of evaluating performance under the annual incentive.

These adjustments were made to ensure our executives are paid for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets.

The business plan target EPS of $2.50 was adjusted to $2.53 to reflect:

•	the impact of the May 2020 FERC decision on ITC’s ROE

•	the 2020 average exchange rate between the US dollar and Canadian dollar of US$1.00 = $1.34, compared to the projected rate of US$1.00 = $1.32 assumed in the annual business plan.

2021 MANAGEMENT INFORMATION CIRCULAR	69

Cash flow: 20% weighting

Cash flow is defined as operating cash flow before changes in working capital. Target and related payout levels were determined with reference to our annual business plan as approved by the board, and updated to reflect ITC’s base ROE set through the November 2019 FERC decision and the impact of interest savings related to the advancement of the equity issuance in 2019.

Determining the payout

The table below sets out our 2020 cash flow targets. The award is capped at 200% of target (see page 67 for details).

($millions)

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$2,828	$2,915	$3,002	$3,061

The graph to the right shows our 2020 cash flow for annual incentive purposes of $2,996 against the target, resulting in a payout of 146.6%.

2020 Cash flow results

($millions)

Target cash flow	Reported cash flow (1)	Adjusted cash flow for annual incentive (2)	Annual incentive result (% of target)
$2,915	$3,135	$2,996	146.6%

(1)	Operating cash flow before changes in working capital.

(2)	Non-US GAAP measure (see page 96).

Things to note

We added the cash flow metric in 2019 to reinforce our commitment to maintaining our investment grade credit ratings.

For the purposes of calculating the cash flow component of corporate performance, reported operating cash flow before changes in working capital of $3,135 million was adjusted as follows:

•	exclude the $54 million favourable impact associated with the May 2020 FERC decision at ITC

•	exclude the $52 million up-front payment at FortisAlberta associated with a long-term energy retailer agreement

•	exclude the $33 million favourable impact resulting from a higher actual US dollar to Canadian dollar average exchange rate for 2020 of $1.34 compared to a rate of $1.32 assumed in the annual business plan.

70	FORTIS INC.

Sustainability performance in safety and reliability: 20% weighting

Safety performance is weighted at 10%, electrical system performance at 6% and gas system performance at 4%.

Targets reflect utility industry standard measures and are set by applying a 3% improvement factor to our performance over the previous three years:

•	Safety: All Injury Frequency Rate

•	Electrical system reliability:

•	System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4% weighting)

•	Forced, Sustained Line Outages (FSLO) for ITC (2% weighting)

•	Gas system performance: Gas Leaks per Customer (4% weighting).

Things to note

Safety and reliability metrics reflect our focus and commitment to superior sustainability performance.

Exceptional safety results in 2020 reflect the best year on record for Fortis.

Determining the payout

Safety, SAIDI and Gas system performance

Actual performance vs target	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

FSLO

Actual performance vs target	Payout
Over 120%	0%
Between 120% and 80%	Interpolated payout between 50% and 200%
Below 80%	200%

The graphs below show our 2020 sustainability performance against the targets for the year:

2020 Sustainability performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
Safety performance All Injury Frequency Rate	1.39	1.09	10%	200%
Electrical system reliability SAIDI	1.96	1.90	4%	160%
FSLO (ITC)	84	108	2%	0%
Gas system performance Gas Leaks per Customer	2.26	1.75	4%	200%
Total sustainability result			20%	172%

2021 MANAGEMENT INFORMATION CIRCULAR	71

2. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2020 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

Barry Perry, President & CEO

2020 individual performance factor: 140%

As President & CEO, Mr. Perry was responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He was accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe and reliable manner, and the development and assessment of our executive leaders.

We continued to deliver value to our shareholders through strong financial performance in 2020. Under Mr. Perry’s leadership, Fortis navigated through the COVID-19 pandemic, leading with resilience and a commitment to employee safety and responding to local community needs. Mr. Perry continued to advance accomplishments on key projects and future investment opportunities, and in 2020 Fortis successfully executed its largest capital plan and delivered the best safety performance in our history. Future growth was supported by the release of the new five-year capital plan with an effective funding strategy, allowing continued dividend growth. Mr. Perry also championed the development of the corporate-wide GHG reduction target in 2020 and advanced key inclusion and diversity initiatives, succession planning and executive leadership development. Last September, Mr. Perry announced his decision to retire from Fortis, effective December 31, 2020.

Jocelyn Perry, EVP, CFO

2020 individual performance factor: 140%

As EVP, CFO, Ms. Perry has responsibility for Fortis’ financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

In 2020 Ms. Perry delivered the 2021 business plan with new five-year capital investments of $19.6 billion, up $0.8 billion from the prior year, while also contributing to the achievement of the 2020 capital plan, totaling $4.2 billion. The five-year outlook also reflects a 6% rate base growth and continuation of the 6% annual dividend growth guidance. Ms. Perry also played a key role in the development of major projects not currently included in the business plan and successfully accelerated funding across the subsidiary group in the first half of 2020, to address market uncertainties surrounding the pandemic. Further, Ms. Perry secured a $500 million one-year revolving term credit facility for Fortis Inc. in April 2020, strengthening our liquidity position, and the maintenance of our investment-grade credit ratings. In 2020 Ms. Perry also executed on investor relations priorities and supported the company’s sustainability initiatives.

72	FORTIS INC.

David Hutchens, Chief Operating Officer

2020 individual performance factor: 140%

As Chief Operating Officer, Mr. Hutchens was responsible for operational oversight of our 10 utilities, including UNS Energy where he continued to serve as CEO. Mr. Hutchens was also integral in the development of our strategic business plan.

In 2020 Mr. Hutchens led key initiatives on safety and operational excellence. He continued to advance significant projects and investment opportunities, most notably in Arizona and British Columbia, supporting the execution of the $4.2 billion capital program in 2020 and growth of $0.8 billion in the new five-year capital plan. He has been instrumental in the continued progression of our clean energy strategy and other sustainability matters, including the advancement of electrification strategies at key subsidiaries. In 2020 Mr. Hutchens was key in the development of our corporate-wide GHG reduction target of 75% by 2035, compared to 2019 levels. He also provided executive leadership and oversight to various regulatory matters and applications during the year. Mr. Hutchens also advanced our inclusion and diversity initiatives and supported succession planning for new subsidiary executives. Last September Mr. Hutchens was appointed President & CEO, effective January 1, 2021.

James Laurito, EVP, Business Development and CTO

2020 individual performance factor: 120%

As EVP, Business Development and CTO, Mr. Laurito is responsible for the identification and development of future growth opportunities as well as strategic leadership for information technology and cybersecurity.

Mr. Laurito led the assessment of business development opportunities and internal growth and innovation initiatives in 2020, through continued development of the Fortis Innovation Network and ongoing support of subsidiary business development initiatives. He assisted in the achievement of significant progress on the Lake Erie Connector Project and provided executive leadership for the Wataynikaneyap Power Project. In conjunction with the Fortis operating group, Mr. Laurito initiated the development of a framework for the adoption of electric vehicles, including the completion of regulatory subsidiary filings. Mr. Laurito is a board council member of Energy Impact Partners and continued to develop innovative practices and programs throughout the enterprise. In 2020
Mr. Laurito effectively led matters related to technology and cybersecurity, including progressing the corporate-wide cybersecurity risk management program and providing oversight of information technology investments and best practices.

Nora Duke, EVP, Sustainability and CHRO

2020 individual performance factor: 160%

As EVP, Sustainability & CHRO, Ms. Duke is responsible for enterprise-wide sustainability, talent development and related human resource priorities as well as our internal and external communications strategy.

In 2020, Ms. Duke led the continued advancement of our sustainability strategy, including improved disclosure achieved through the 2020 sustainability report. In collaboration with the COO, Ms. Duke, was key in the development and communication of our corporate-wide GHG reduction target. She achieved progress on our ESG rankings and facilitated meaningful sustainability outreach with investors and other stakeholder groups. Ms. Duke was integral in the progression of inclusion and diversity initiatives, including the launch of the Fortis Inclusion and Diversity Advisory Council, which she chairs. Ms. Duke also led our leadership development, talent assessment and succession priorities through a number of deliverables in 2020, most notably the succession of the President & CEO. Ms. Duke played a significant role in the planning and execution of the President & CEO succession, and the development of related communications and leadership transition plans. As CHRO, Ms. Duke provided enterprise leadership on matters related to our employees, communications and community engagement through the COVID-19 pandemic.

2021 MANAGEMENT INFORMATION CIRCULAR	73

Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

•	Performance share units (PSUs)
•	Restricted share units (RSUs)
•	Stock options

75% of equity-based compensation for senior executives is based on performance. This compensation is delivered through the granting of PSUs and stock options for Canadian executives, and PSUs for U.S. executives. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

The long-term incentive mix for Mr. Hutchens, in 2021 as President & CEO, will remain consistent with 2020 as outlined below.

Amount

The long-term incentive award is granted annually and the amount is based on competitive positioning and executive level. 2020 target awards were as follows:

	Total target grant value (as % of salary)	Incentive mix
		PSUs	RSUs	Stock options
Barry Perry
President & CEO	420%	50%	25%	25%
Jocelyn Perry
EVP, CFO	220%	50%	25%	25%
David Hutchens
Chief Operating Officer	280%	75%	25%	—
James Laurito
EVP, Business Development and CTO	180%	75%	25%	—
Nora Duke
EVP, Sustainability and CHRO	180%	50%	25%	25%

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established metrics (see page 75).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. PSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

The ultimate value of the award is based on our performance against the two pre-established metrics – cumulative EPS and relative TSR. If we do not achieve a minimum level of performance, the payout for that metric is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout.

RSUs

RSU awards are settled in cash (or Fortis common shares purchased on the TSX or NYSE beginning with the 2020 RSU awards) at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. RSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person. An executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares (see page 59).

74	FORTIS INC.

Stock options

Vesting

Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

2020 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)			Stock options
	Grant value	Number of PSUs	As a % of 2020 total direct compensation	Grant value	Number of RSUs	As a % of 2020 total direct compensation	Grant value	Number of options granted	As a % of 2020 total direct compensation
Barry Perry	$2,782,500	51,556	30.7%	$1,391,250	25,778	15.4%	$1,391,250	238,228	15.4%
Jocelyn Perry	$704,000	13,044	25.6%	$352,000	6,522	12.8%	$352,000	60,276	12.8%
David Hutchens	$2,250,518	41,699	40.0%	$750,173	13,900	13.3%	—	—	—
James Laurito	$1,174,946	21,770	35.6%	$391,649	7,257	11.9%	—	—	—
Nora Duke	$580,500	10,756	23.8%	$290,250	5,378	11.9%	$290,250	49,700	11.9%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.

(2)	PSU and RSU awards for Mr. Hutchens and Mr. Laurito are calculated and awarded in US dollars and have been converted to Canadian dollars using the January 1, 2020 exchange rate of US$1.00 = $1.299.

2020 PSU and RSU awards

The 2020 PSU and RSU awards were granted on January 1, 2020 in accordance with the executive compensation policies of Fortis and related subsidiaries. The grant value was divided by $53.97, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2019, to calculate the number of units to be awarded.

PSU performance criteria

PSUs granted in 2020 will vest on January 1, 2023 (the third anniversary of the grant date) based on our performance against two pre-established metrics, each weighted at 50%:

•	our cumulative EPS compared to a target set by the human resources committee with reference to our business plan

•	our TSR compared to the TSR of our performance peer group.

The payout multiplier for each metric is zero if we do not achieve threshold performance, and is capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- according to S&P.

About EPS

EPS is a strong measure of absolute performance, and is a common metric for assessing short and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU plan to motivate strong business performance and align executive and shareholder interests over varied time horizons.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Maximum (target +7%)	200%
Stretch (target +5%)	150%
Target (plan)	100%
Minimum (target -5%)	50%
Below threshold	0%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2020 PSU awards was set by the human resources committee in reference to our business plan and prior year results, as well as the impact of the 2019 equity issuance and the 2019 FERC decision on ITC’s base ROE.

2021 MANAGEMENT INFORMATION CIRCULAR	75

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. Consolidated Edison, Inc.	DTE Energy Co. Edison International Emera Inc. Entergy Corp. Evergy, Inc. Eversource Energy	FirstEnergy Corp. Hydro One Ltd. NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PG&E Corporation	PPL Corp. Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

Companies were approved by the human resources committee in November 2019 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis as at December 31, 2019.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$23,137	$10,289	$45,334	56.26%	3.11%
Average	$25,592	$10,592	$46,891	59.09%	3.06%
Fortis	$24,963	$8,783	$53,404	53.55%	3.54%

The human resources committee reviews the composition of the peer group annually, and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Maximum: P85 or higher	200%
Target: P50 (median)	100%
Minimum: P30	50%
Below threshold: Less than P30	0%

The TSR performance threshold for maximum payout is P85 or higher. This was increased from P75 beginning with the 2017 PSU awards.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation.

2017 PSU awards

PSUs granted in 2017 vested on January 1, 2020 based on our three-year performance on two metrics:

•	our cumulative EPS compared to our target EPS for the period (50% weighting)

•	our relative TSR (50% weighting).

The 2017 performance peer group originally included 25 publicly traded North American utility companies that we compete with for investors. Due to consolidation in the industry, certain companies in the original peer group are no longer on a public exchange, or were subject to mergers or acquisitions and therefore no longer appropriate for consideration as peers. As such, the performance peer group used to assess performance for the 2017 PSU awards consisted of the following 23 companies:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. CMS Energy Corp.	Consolidated Edison DTE Energy Co. Edison International Emera Inc. Entergy Corp. Eversource Energy	FirstEnergy Corp. HydroOne Limited NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PPL Corp.	Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

76	FORTIS INC.

The 2017 PSU payout multiplier was calculated at 147.6% as follows:

At December 31, 2019, our long-term corporate credit rating was A-, compared to the peer group median of BBB+ according to S&P.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Barry Perry (1)	147.6%	86,831	10,239	$53.97	$7,732,708	215%
James Laurito (2)	147.6%	30,085	3,548	$53.97	$2,675,833	215%
Nora Duke (1)	147.6%	15,485	1,826	$53.97	$1,379,000	215%

(1)	The award was paid out using $53.97, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2019.

(2)	Mr. Laurito received PSUs under the 2017 share unit plan for CH Energy Group. The terms of that plan mirrored the Fortis 2017 PSU plan. The award was paid out using US$40.15, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2019 of $53.97, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2016 (the business day prior to the grant date) of US$1.00 = $1.3441. The amount has been converted to Canadian dollars using the 2020 annual average exchange rate of US$1.00 = $1.3424.

2021 MANAGEMENT INFORMATION CIRCULAR	77

Subsidiary PSU awards

In 2017 Ms. Perry received PSU awards under the PSU plan for Newfoundland Power and Mr. Hutchens received PSU awards under the PSU plan for UNS Energy. The 2017 PSUs vested on January 1, 2020.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry	130.0%	1,893	223	$53.97	$148,510	189%
David Hutchens (1)	147.6%	28,530	3,364	$53.97	$2,537,319	215%

(1)	The award was paid out using US$40.15, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2019 of $53.97, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2016 (the business day prior to the grant date) of US$1.00 = $1.3442. The amount has been converted to Canadian dollars using the 2020 annual average exchange rate of US$1.00 = $1.3424.

Subsidiary performance multiplier

All subsidiary share unit plans are subject to the same minimum and maximum payout limits as Fortis.

Newfoundland Power

Payment criteria for Newfoundland Power’s 2017 performance-based units was based on three performance measures. Two measures, Fortis cumulative EPS and Fortis relative TSR, were consistent with the measures used for the Fortis 2017 PSU awards as outlined above, and the third measure was three-year subsidiary cumulative net income.

The 2017 PSU payout multiplier for Newfoundland Power was calculated as follows:

Jocelyn Perry	32.4%	50.0%	47.6%	130.0%

(1)	Three-year cumulative net income for Newfoundland Power exceeded target, resulting in a payout of 129.6%.
(2)	We achieved a cumulative EPS of $8.87 compared to our target of $7.38, resulting in a payout of 200%.
(3)	Our three-year TSR of 46.5% was at the 47th percentile of the performance peer group, resulting in a payout of 95.2%.

UNS Energy

Payment criteria for the performance-based units granted by UNS Energy was based on two equally weighted performance measures: Fortis relative TSR, consistent with Fortis’ measure as outlined above, and three-year subsidiary cumulative net income.

The 2017 PSU payout multiplier for UNS Energy was calculated as follows:

David Hutchens	100.0%	47.6%	147.6%

(1)	Three-year cumulative net income for UNS Energy exceeded target resulting in a payout of 200%.
(2)	Our three-year TSR of 46.5% was at the 47th percentile of the performance peer group, resulting in a payout of 95.2%.

78	FORTIS INC.

2017 RSU awards

In 2017 Ms. Perry received RSU awards under the RSU plan for Newfoundland Power and Mr. Hutchens received RSU awards under the RSU plan for UNS Energy. The 2017 RSUs vested on January 1, 2020.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry (1)	947	112	$53.97	$57,119	146%
David Hutchens (2)	14,265	1,682	$53.97	$859,525	146%

(1)	The award was paid out using $53.97, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2019.

(2)	The award was paid out using US$40.15, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2019 of $53.97, converted to US dollars using the exchange rate on December 31, 2016 (the business day prior to the grant date) of US$1.00 = $1.3442. The payout amount has been converted to Canadian dollars using the 2020 annual average exchange rate of
US$1.00 = $1.3424.

2018 PSU awards

PSUs granted in 2018 vested on January 1, 2021 with our three-year performance based on relative TSR and cumulative EPS compared to target EPS.

Our three-year TSR of 27.7% was at the 57th percentile of the performance peer group, resulting in a payout of 124.4%. Over the three-year period, the success of our organic growth strategy, and the strength of our performance in 2020, tempered by the challenges associated with the COVID-19 pandemic, resulted in 98.1% achievement on cumulative EPS.

The result is a combined payout multiplier of 111.3%, calculated as follows:

(1)	The gain on the sale of the Waneta Expansion was excluded from cumulative EPS and the related payout associated with the 2018 PSU award.

(2)	In 2018 Ms. Perry and Mr. Hutchens received PSU awards under their respective subsidiary share unit plans. As the three-year performance for those plans includes subsidiary cumulative net income, the payout multiplier varies from the 111.3% above.

The 2018 PSU award was paid out using $52.36, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020.

2018 RSU awards

RSUs granted in 2018, also vested on January 1, 2021 and were paid out using $52.36, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020.

Details about the payouts of the 2018 PSU and RSU awards, including the amounts paid to each named executive, will be included in our 2022 management information circular.

RSUs granted to Mr. Perry in 2019 and 2020 vested on his retirement and were paid out using $52.36, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020.

2021 MANAGEMENT INFORMATION CIRCULAR	79

2020 Stock option awards

The 2020 stock option awards were granted on February 26, 2020 in accordance with our executive compensation policy. The grant date fair value was $58.40 based on the volume weighted average trading price of our common shares on the TSX for the five days prior to the grant date. We generally value stock options based on the binomial valuation model to determine the fair value of stock options to acquire common shares. The binomial valuation for the 2020 grant resulted in a value ratio of 5% of our common share price at the time of grant. Upon the recommendation of its compensation consultant and a review of market practice, the human resources committee adopted a ratio of 10% for purposes of the 2020 grant, leading to fewer options being granted. See footnote 2 to the summary compensation table on page 88 for details.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•	who is eligible to participate in the plan and who, among them, are granted stock option awards

•	the number of common shares covered by each grant of stock options
•	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)
•	when the stock options will be granted
•	when the stock options will vest
•	when the stock options will expire.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five trading days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Other important things to know

•	We have 3,114,465 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 0.67% of the total number of issued and outstanding common shares as of December 31, 2020

•	Since the plan’s inception in 2012, 3,646,771 shares have been issued on the exercise of stock options granted under the plan, representing 0.78% of the total number of shares issued and outstanding as of December 31, 2020
•	The next table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2020	2019	2018
Number of options granted	686,420	852,088	761,508
Weighted average number of shares outstanding	464,759,838	436,761,920	424,720,126
Burn rate	0.15%	0.20%	0.18%

•	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice is to only grant stock options to executives

•	Non-employee directors are not entitled to participate in the plan
•	Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan
•	We do not backdate stock options or change or reduce the exercise price of stock options previously granted
•	We do not grant loans for participants to exercise their stock options
•	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis
•	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination.

80	FORTIS INC.

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions

•	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions
•	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis
•	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders
•	permits stock options to be transferred or assigned other than for normal estate settlement purposes
•	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:
(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof

•	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX
•	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
•	increasing the exercise price of any stock option granted under the 2012 stock option plan
•	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion
•	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
•	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
•	amendments to the provisions for transferability of stock options for normal estate settlement purposes
•	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
•	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

2021 MANAGEMENT INFORMATION CIRCULAR	81

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. No shares were purchased by the named executives under the program in 2020. The plan gives full-time and part-time employees a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the 2012 ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of September 1, 2012, we have issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information on page 91).

The 2012 ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2020 there were 622,697 shares available for issuance under the 2012 ESPP, representing 0.13% of the total number of shares issued and outstanding as of December 31, 2020. Since its inception in 2012, 3,421,967 shares have been purchased by employees under the 2012 ESPP, representing 0.73% of the total number of shares issued and outstanding as of December 31, 2020.

The next table shows the burn rate for the last three years, calculated as the number of shares purchased under the 2012 ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2020	2019	2018
Number of shares purchased	494,454	490,988	505,109
Weighted average number of shares outstanding	464,759,838	436,761,920	424,720,126
Burn rate	0.11%	0.11%	0.12%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the 2012 ESPP vest immediately, other than shares purchased with the employer contribution which must be held for a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee; however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Named executives are prohibited from receiving employee loans under the plan.

82	FORTIS INC.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature

•	amendments necessary to comply with the provisions of applicable law or the rules of the TSX
•	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan
•	amendments respecting the administration of the plan
•	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay
•	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions
•	amendments necessary to introduce vesting or retention periods
•	amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•	increases the maximum number of shares reserved for issuance under the plan

•	amends the definition of eligible employee to broaden or increase insider participation
•	permits an employee to contribute more than 25% of their base pay in a calendar year
•	provides for any additional form of financial assistance to employees
•	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution
•	removes, increases or exceeds the limits on insider participation
•	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

In 2017 shareholders approved amendments to the 2012 ESPP to increase the share reserve under the ESPP by 2,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Mr. Perry was and Ms. Perry is eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($27,230 in 2020). Mr. Perry’s participation in the RRSP ceased when he retired from Fortis.

2021 MANAGEMENT INFORMATION CIRCULAR	83

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito and Mr. Hutchens participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Mr. Perry received a lump sum payment in January 2021, representing the value of accrued benefits associated with the DC SERP.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was appointed an officer of Fortis, Mr. Hutchens’ average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

Ms. Duke participates in a legacy defined benefit pension plan that is closed to new members. The plan provides a benefit based on a maximum of 35 years of service. The related pension benefit to Ms. Duke was capped at her 1999 earnings level.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Laurito receives a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of
January 1, 2018. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans, to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Mr. Laurito participates in the Central Hudson deferred compensation plan, a plan that he was a member of before his appointment to his role with Fortis on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his base salary and target annual incentive award, as long as he is employed by CH Energy Group or an affiliate. The retirement credits made in 2020 vested on December 31, 2020. Future credits will vest on a future date, as long as he continues to be employed by CH Energy Group or an affiliate.

See Retirement benefits beginning on page 92 for the pension plan tables and information about our 2020 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•	comprehensive life, health, long-term disability, dental and related benefits

•	company vehicle (including normal maintenance and operating costs) or car allowance
•	post-retirement benefits.

84	FORTIS INC.

Share performance and cost of management

The graph below compares our TSR for the past five years to the return of the S&P/TSX Capped Utilities Index and S&P/TSX Composite Index. It assumes $100 was invested in our common shares and the two market indices on December 31, 2015, and reinvestment of dividends during the period.

It illustrates the performance of Fortis shares relative to the return of the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the last five years. The underperformance of our one-year TSR relative to the S&P/TSX Capped Utilities Index is attributed to strong performance of renewable energy companies, which make up over 20% of the index.

(at December 31)	2015	2016	2017	2018	2019	2020
Fortis common shares (TSX: FTS)	$100	$115	$133	$136	$167	$167
S&P/TSX Composite Index	$100	$121	$132	$120	$148	$156
S&P/TSX Capped Utilities Index	$100	$118	$130	$120	$165	$190
% increase in TSR of Fortis common shares from prior year	—	15.0%	15.7%	2.3%	22.8%	—%

A leading North American utility Fortis has accomplished one of the biggest strategic moves of any utility in North America, moving from a Canadian-centric business to a large North American player.

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the United States, including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth over the last five years:

(at December 31)	2016	2017	2018	2019	2020
Total assets ($millions)	$47,904	$47,822	$53,051	$53,404	$55,481
Adjusted net earnings attributable to common shareholders ($millions) (1)	$721	$1,027	$1,066	$1,115	$1,195
Annual revenue ($millions)	$6,838	$8,301	$8,390	$8,783	$8,935
Total compensation awarded to the named executives (2)	$17,913,105	$21,548,057	$27,551,441	$25,347,942	$26,866,050
As a % of adjusted net earnings (1)	2.48%	2.10%	2.58%	2.27%	2.25%

(1)	Non-US GAAP measure – see page 96.

(2)	Reflects total compensation as reported in prior circulars for the named executives in each year as follows:

2015: Barry Perry, Karl Smith, John Walker (since retired), Earl Ludlow, Nora Duke

2016 and 2017: Barry Perry, Karl Smith, Earl Ludlow (since retired), Nora Duke, James Laurito

2018: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke and Karl Smith (since retired)

2019: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2020: Barry Perry (retired on December 31, 2020), Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021 MANAGEMENT INFORMATION CIRCULAR	85

Since 2015 annual revenue has grown by 32%, adjusted net earnings by 103% and total assets by 93% to $55 billion as at December 31, 2020. This growth was driven by our acquisition of ITC in October 2016 and UNS Energy in August 2014, as well as ongoing organic growth throughout our utilities.

The table also shows the change in total direct compensation awarded to the named executives over the same period, as disclosed in prior circulars. Compensation to the named executives as a percentage of adjusted net earnings has declined over the five-year period.

The 58% increase in the total compensation awarded to the named executives over the five years is the result of the following:

•	our growth over the period to become a top utility in North America

•	necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group
•	two of the named executives in 2018, 2019 and 2020 are U.S. residents, with compensation and related benefits denominated in US dollars.

CEO compensation lookback

The table below gives a five-year lookback at the total direct compensation awarded to Barry Perry as President & CEO, as disclosed in prior circulars. Total direct compensation includes salary paid, the annual incentive paid and the grant value of long-term incentive awards.

	2016	2017	2018	2019	2020
Fixed
Base salary	$1,100,000	$1,200,000	$1,300,000	$1,300,000	$1,325,000
Variable (at-risk)
Annual incentive	$2,200,000	$2,446,000	$1,713,000	$2,614,000	$2,170,000
Performance share units	$2,887,500	$3,600,000	$3,900,000	$2,730,000	$2,782,500
Restricted share units (new for certain named executives starting in 2019, see page 60)	—	—	—	$1,365,000	$1,391,250
Stock options	$962,500	$1,200,000	$1,300,000	$1,365,000	$1,391,250
Total direct compensation	$7,150,000	$8,446,000	$8,213,000	$9,374,000	$9,060,000

The graph to the right shows how CEO total direct compensation over the past five years compares to our TSR and the strong correlation between the two. It also shows our share performance compared to the return of the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period.

86	FORTIS INC.

CEO realized and realizable pay

A significant portion of the CEO’s pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows Mr. Perry’s total direct compensation in each of the last five years, compared to its realized and realizable value as at December 31, 2020. We also compare the realized and realizable value of $100 awarded in total direct compensation to Mr. Perry in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value.

The graph above and table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

	Compensation	Realized and realizable value of compensation as at December 31, 2020(1)(2)			Value of $100
	awarded			Period	Barry Perry	Shareholder
2016	$7,150,000	$8,608,828		Jan 1, 2016 to Dec 31, 2020	$120	$167
2017	$8,446,000	$15,136,411		Jan 1, 2017 to Dec 31, 2020	$179	$145
2018	$8,213,000	$11,130,718		Jan 1, 2018 to Dec 31, 2020	$136	$126
2019	$9,374,000	$10,252,593		Jan 1, 2019 to Dec 31, 2020	$109	$123
2020	$9,060,000	$7,664,016	(3)	Jan 1, 2020 to Dec 31, 2020	$85	$100
				Average	$126	$132

(1)	Realized pay consists of base salary, annual incentive, the payout value of share units granted during the period, the dividend equivalents paid and gains realized from stock options exercised. Realizable pay includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period.

(2)	The realized and realizable value of compensation differs from total direct compensation in that it reflects the current value of outstanding long-term incentive awards. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.

(3)	The decrease in 2020 is attributed to a lower closing price for our common shares on the TSX at December 31, 2020 of $52.00, compared to December 31, 2019 of $53.88. Stock options granted in 2020 are not in-the-money and therefore no value is assigned to these units, and the value of unvested share units was lower as a result of the December 31, 2020 closing share price.

2021 MANAGEMENT INFORMATION CIRCULAR	87

2020 Compensation details

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards(1)	Option- based awards(2)	Annual incentive plan(3)	Pension value(4)	All other compensation(5)	Total compensation
Barry V. Perry	2020	$1,325,000	$4,173,750	$1,391,250	$2,170,000	$484,840	$607,818	$10,152,658
President and Chief	2019	$1,300,000	$4,095,000	$1,365,000	$2,614,000	$365,190	$439,952	$10,179,142
Executive Officer	2018	$1,300,000	$3,900,000	$1,300,000	$1,713,000	$460,750	$406,730	$9,080,480
(retired on December 31, 2020)
Jocelyn H. Perry (6)	2020	$640,000	$1,056,000	$352,000	$699,000	$168,420	$222,729	$3,138,149
Executive Vice President,	2019	$600,000	$990,000	$330,000	$865,000	$105,060	$159,082	$3,049,142
Chief Financial Officer	2018	$466,347	$667,506	$88,200	$412,000	$62,884	$241,148	$1,938,085
(as of June 1, 2018)
David G. Hutchens (6) (7)	2020	$1,107,480	$3,000,691	—	$1,511,542	$272,761	$657,277	$6,549,751
Chief Operating Officer	2019	$1,028,348	$2,642,750	—	$1,098,673	$390,014	$287,691	$5,447,476
(as of January 1, 2020)	2018	$906,990	$2,200,275	—	$1,027,500	$2,385,779	$216,498	$6,737,042
Executive Vice President, Western Utility Operations
(as of January 1, 2018)
James P. Laurito (6) (7)	2020	$899,408	$1,566,595	—	$833,630	$198,769	$565,917	$4,064,319
Executive Vice President,	2019	$862,485	$1,595,880	—	$781,544	$179,397	$519,974	$3,939,280
Business Development and	2018	$777,420	$1,357,884	—	$558,500	$161,703	$424,058	$3,279,565
Chief Technology Officer
(as of May 13, 2019)
Nora M. Duke	2020	$645,000	$870,750	$290,250	$634,000	$185,758	$335,416	$2,961,174
Executive Vice President,	2019	$625,000	$843,750	$281,250	$585,000	$154,583	$243,319	$2,732,902
Sustainability and Chief	2018	$565,000	$762,750	$254,250	$406,000	$178,426	$202,839	$2,369,265
Human Resource Officer

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2018, 2019 and 2020. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

Mr. Hutchens’ amounts reflect the grant value of PSUs and RSUs awarded in 2018 and 2019 by UNS Energy, PSUs awarded in 2018, 2019 and 2020 by Fortis, and RSUs awarded in 2019 and 2020 by Fortis. Mr. Laurito’s amounts reflect the grant value of PSUs and RSUs awarded in 2018, 2019 and 2020 by CH Energy Group. Their amounts have been converted to Canadian dollars using the exchange rates shown to the right.

	Jan 1	exchange rate
2020	$53.97	$1.2990
2019	$45.14	$1.3640
2018	$46.01	$1.2573

(2)	Option-based awards

Amounts reflect the grant value of stock options awarded in 2018, 2019 and 2020. The binomial valuation for the 2020 grant resulted in a value ratio of 5%. The human resources committee applied a ratio of 10%, leading to fewer options being granted (see page 80).

Feb 26, 2020	Feb 13, 2019	Feb 13, 2018
$5.84	$4.76	$5.17

Binomial valuation calculations were based on the following key assumptions:

•	a term of 10 years (based on the full term under the stock option plan)
•	a dividend yield (based on a blended historical and projected dividend yield)
•	a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)
•	a volatility rate (based on the average historical daily volatility).

Compensation fair value of the stock option is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•	compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity
•	accounting fair value assumes a stock option life expectancy of 5.2 years based on historical experience. The accounting fair value for the 2020 stock option grant was $4.20.

88	FORTIS INC.

(3)	Annual cash bonus earned under the short-term incentive plan for the 2018, 2019 and 2020 financial years.

(4)	Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see page 92). See also the discussion of pension value for Mr. Hutchens on page 92.

(5)	All other compensation includes:

•	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits
•	vehicle benefits and transportation costs
•	employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Hutchens and Mr. Laurito)
•	employer contributions under the ESPP
•	tax equalization payments
•	tax and financial planning
•	payout of accrued vacation
•	amounts paid by subsidiaries of Fortis as director fees. The portion of all other compensation related to these director fees follows:

	Barry Perry	Jocelyn Perry	David Hutchens	James Laurito	Nora Duke
2020	$396,714	$175,218	$147,500	$281,904	$193,778
2019	$381,870	$112,883	$150,000	$268,697	$196,056
2018	$350,746	$49,129	$126,250	$246,183	$164,395

For Mr. Hutchens and Mr. Laurito, compensation was paid in US dollars and converted to Canadian dollars using the average annual exchange rates of US$1.00 = $1.3424 for 2020, US$1.00 = $1.3269 for 2019 and US$1.00 = $1.2957 for 2018.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6)	The table below explains the change in roles of the named executives in the last three financial years:

Jocelyn Perry	• 2018 data reflects the compensation earned in her current position and her prior role as President and Chief Executive Officer of Newfoundland Power
David Hutchens

•  2020 data reflects the compensation earned as Chief Operating Officer with Fortis and his role as Chief Executive Officer of UNS Energy

•  2018 and 2019 data reflects the compensation earned as Executive Vice President, Western Utility Operations with Fortis and his role as Chief Executive Officer of UNS Energy

James Laurito	• 2019 data reflects the compensation earned as in his current position and his prior role as Executive Vice President, Business Development until May 13, 2019

(7)	As U.S. residents, Mr. Hutchens and Mr. Laurito are paid in US dollars. All amounts other than share-based awards have been converted from
US dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.3424 for 2020, US$1.00 = $1.3269 for 2019 and US$1.00 = $1.2957 for 2018. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Hutchens’ and Mr. Laurito’s compensation in US dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
David Hutchens	2020	$825,000	$2,310,000	—	$1,126,000	$203,189	$489,628	$4,953,817
	2019	$775,000	$1,937,500	—	$828,000	$293,929	$216,814	$4,051,243
	2018	$700,000	$1,750,000	—	$793,000	$1,841,305	$167,093	$5,251,398
James Laurito	2020	$670,000	$1,206,000	—	$621,000	$148,070	$421,571	$3,066,641
	2019	$650,000	$1,170,000	—	$589,000	$135,200	$391,871	$2,936,071
	2018	$600,000	$1,080,000	—	$431,000	$124,800	$327,280	$2,563,080

Mr. Hutchens was appointed an officer of Fortis on January 1, 2018 and continued to serve as Chief Executive Officer of UNS Energy until December 31, 2020. Mr. Laurito was appointed an officer of Fortis on April 1, 2016 and continues to serve as President and Chief Executive Officer of CH Energy Group.

2021 MANAGEMENT INFORMATION CIRCULAR	89

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2020 (you can read more about the long-term incentive plans beginning on page 74).

		Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
		(#)	($)	Date	($)	(#)	($)	($)
Barry Perry	2020	238,228	58.40	Feb 26, 2030	—	53,449	2,779,344	1,389,672
(retired on	2019	286,948	47.57	Feb 13, 2029	1,271,180	64,967	3,378,275	1,689,138
December 31, 2020)	2018	175,702	41.27	Feb 13, 2028	1,885,282	—	—	4,928,223
	2017	64,378	42.36	Feb 15, 2027	620,604	—	—	—
		765,256			3,777,066	118,416	6,157,619	8,007,033
Jocelyn Perry	2020	60,276	58.40	Feb 26, 2030	—	20,285	1,054,802	—
	2019	69,372	47.57	Feb 13, 2029	307,318	23,559	1,225,089	—
	2018	17,060	41.27	Feb 13, 2028	183,054	—	—	843,489
	2017	8,424	42.36	Feb 15, 2027	81,207	—	—	—
	2016	9,384	37.30	Feb 16, 2026	137,945	—	—	—
	2015	6,956	39.25	Mar 2, 2025	88,689	—	—	—
	2013	11,168	33.58	Mar 19, 2023	205,715	—	—	—
	2012	10,508	34.27	May 4, 2022	186,307	—	—	—
		193,148			1,190,234	43,844	2,279,891	843,489
David Hutchens	2020	—	—	—	—	57,640	2,997,286	—
	2019	—	—	—	—	62,893	3,270,458	—
	2018	—	—	—	—	—	—	2,780,239
		—			—	120,533	6,267,744	2,780,239
James Laurito	2020	—	—	—	—	30,093	1,564,817	—
	2019	—	—	—	—	37,978	1,974,843	—
	2018	—	—	—	—	—	—	1,715,886
		—			—	68,071	3,539,660	1,715,886
Nora Duke	2020	49,700	58.40	Feb 26, 2030	—	16,726	869,762	—
	2019	59,124	47.57	Feb 13, 2029	261,919	20,079	1,044,110	—
	2018	49,168	41.27	Feb 13, 2028	527,573	—	—	963,847
	2017	45,924	42.36	Feb 15, 2027	442,707	—	—	—
	2016	42,060	37.30	Feb 16, 2026	618,282	—	—	—
	2015	32,868	39.25	Mar 2, 2025	419,067	—	—	—
	2013	35,292	33.58	Mar 19, 2023	650,079	—	—	—
		314,136			2,919,627	36,805	1,913,872	963,847

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $52.00, the closing price of our common shares on the TSX on December 31, 2020, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.
(2)	Market or payout value of share-based awards is the market value of outstanding RSUs and PSUs based on $52.00, the closing price of our common shares on the TSX on December 31, 2020.

90	FORTIS INC.

Incentive plan awards – value vested or earned in 2020

	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)
Barry Perry	$4,247,583	$7,732,708	$2,170,000
Jocelyn Perry	$344,851	$205,629	$699,000
David Hutchens (4)	—	$3,396,844	$1,511,542
James Laurito (4)	—	$2,675,833	$833,630
Nora Duke	$776,865	$1,379,000	$634,000

(1)	Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.
(2)	Value of PSUs and RSUs that were realized and paid out in 2020.
(3)	Annual incentive earned for 2020 (see the summary compensation table on page 88 for details).
(4)	Mr. Hutchens and Mr. Laurito do not receive stock options. Their 2020 share-based awards and non-equity incentive plan compensation were paid in US dollars and have been converted to Canadian dollars using the 2020 average exchange rate of US$1.00 = $1.3424.

Equity compensation plan information

In 2020 we granted 686,420 options under the 2012 stock option plan, representing 0.15% of our total common shares issued and outstanding. This compares to 852,088 in 2019 (0.18% of our total common shares issued and outstanding).

(as at December 31, 2020)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plan (excluding options issued and outstanding)
Stock option plan approved by security holders	3,262,059	$45.26	3,114,465

Stock options outstanding

The number of options granted and outstanding is 3,528,826. A total of 2,683,069 common shares are remaining in reserve for options to be issued under our 2012 stock option plan, representing 0.57% of the total number of common shares issued and outstanding.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2020	as at March 19, 2021	as at December 31, 2020	as at March 19, 2021
2012 stock option plan	3,262,059	3,528,826	0.70%	0.75%

Stock options exercised in 2020

The table below shows the stock options exercised by the named executives in 2020. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Barry Perry	2016	64,511	$1,383,829
	2017	193,134	$3,137,099
	2018	75,702	$1,304,213
		333,347	$5,825,141
Nora Duke	2012	16,742	$380,546
	2014	40,516	$1,127,173
		57,258	$1,507,719

2021 MANAGEMENT INFORMATION CIRCULAR	91

Retirement benefits

In 2020 we contributed to a self-directed individual RRSP for Ms. Perry, matching the contributions up to the maximum RRSP contribution limit of $27,230 as allowed by the Income Tax Act (Canada). These contributions totalled $13,615.

In 2020 Mr. Perry received $13,615 from Fortis in lieu of a contribution to his self-directed RRSP.

Additional amounts were accrued in the DC SERP in 2020: $605,445 for Mr. Perry, $190,582 for Ms. Perry and $206,118 for Ms. Duke. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the three named executives.

In 2020 we contributed the following:

•	Mr. Hutchens: $17,216 to his 401(k) plan and $59,858 to his deferred compensation plan

•	Mr. Laurito: $34,668 to his 401(k) plan ($19,633 as an employer matching contribution and $15,035 for profit sharing) and $198,769 to his deferred compensation plan.

As U.S. residents, Mr. Hutchens and Mr. Laurito are compensated in US dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from US dollars to Canadian dollars using the 2020 average annual exchange rate for of US$1.00 = $1.3424.

The tables below show the estimated annual pension for each named executive as at December 31, 2020.

Defined benefit pension plan table

		Annual benefits payable		Accrued				Accrued
	Number of years of credited service	At year-end 2020	At age 65 (1)	obligation at start of year	Compensatory	Non- compensatory		obligation at year-end (4)
David Hutchens	25.5	$270,966	$676,570	$10,118,416	$212,903	$1,574,908	(2)	$11,906,227
Nora Duke	34.2	$110,931	$113,595	$1,923,477	$48,501	$226,165	(3)	$2,198,143

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2020; however, neither Mr. Hutchens or Ms. Duke are entitled to an immediate unreduced pension at that date.
(2)	Amount reflects a number of significant assumptions including:
•	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2020. The discount rate as at December 31, 2020 was 2.81%, compared to 3.46% as at December 31, 2019
•	the impact on the obligation of the change in mortality assumption as at the measurement date.

(3)	Amount reflects a number of significant assumptions, including the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2020. The discount rate as at December 31, 2020 was 2.60%, compared to 3.10% as at December 31, 2019.
(4)	The accrued obligation at year-end is actuarially determined using the projected benefits method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2020 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company’s defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens’ employment agreement which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company’s pension expense and related obligation in comparison to what would have otherwise accrued (see page 84 for more information). The result was a one-time increase in the annual compensatory value for 2018, with the value returning to normal levels in 2019. The existing pension arrangements at UNS Energy will be retained for Mr. Hutchens following his appointment as President and Chief Executive Officer.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Barry Perry	$3,298,586	$484,840	$120,605	$3,904,031
Jocelyn Perry	$541,497	$168,420	$22,162	$732,079
Nora Duke	$1,513,630	$137,257	$68,861	$1,719,748

Mr. Perry received a lump sum payment in January 2021, representing the value of accrued benefits associated with the DC SERP.

92	FORTIS INC.

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

As a result of the recent leadership transition, we entered into a new employment agreement with Mr. Hutchens, effective January 1, 2021. The termination and change of control provisions of this agreement are substantially similar to the terms of the agreement previously in place with Mr. Perry. Details will be provided in our 2022 management information circular.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date

Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)

Cash severance	None	None	None

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Ms. Perry, Mr. Hutchens,
Mr. Laurito and Ms. Duke:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Ms. Perry, Mr. Hutchens,
Mr. Laurito and Ms. Duke:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control

Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control

Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately

Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

2021 MANAGEMENT INFORMATION CIRCULAR	93

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension

Entitled to accrued pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Entitled to accrued pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2020. Mr. Perry is not included in the table because he retired from Fortis on December 31, 2020.

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated with good reason, or without cause, within 12 months following a change of control.

	Voluntary resignation	Retirement (early or normal) (1)	Termination with cause	Termination without cause (2)	Change of control
Jocelyn Perry
Cash severance	—	—	—	$1,728,000	$1,728,000 (double trigger)
Annual incentive	—	$512,000	—	$512,000	$512,000
Performance share units	—	—	—	—	$2,251,964
Restricted share units	—	$871,416	—	—	$871,416
Stock options	—	—	—	—	$1,190,234
David Hutchens (3)
Cash severance	—	—	—	$3,322,440	$3,322,440 (double trigger)
Annual incentive	—	$1,107,480	—	$1,107,480	$1,107,480
Performance share units	—	—	—	—	$6,521,626
Restricted share units	—	$2,526,302	—	—	$2,526,357
Stock options	—	—	—	—	—
James Laurito (3)
Cash severance	—	—	—	$2,293,490	$2,293,490 (double trigger)
Annual incentive	—	$629,586	—	$629,586	$629,586
Performance share units	—	—	—	—	$4,370,631
Restricted share units	—	$884,915	—	—	$884,915
Stock options	—	—	—	—	—
Nora Duke
Cash severance	—	—	—	$1,644,750	$1,644,750 (double trigger)
Annual incentive	—	$451,500	—	$451,500	$451,500
Performance share units	—	—	—	—	$2,239,761
Restricted share units	—	$637,957	—	—	$637,957
Stock options	—	—	—	—	$2,919,627

(1)	PSUs continue according to the normal schedule.

(2)	PSU and RSU payments depend on the notice period.

(3)	Amounts for Mr. Hutchens and Mr. Laurito have been converted from US dollars to Canadian dollars using the 2020 average exchange rate of US$1.00 = $1.3424.

For termination, any PSU and RSU payouts would depend on the notice period and termination date and would be reviewed by the human resources committee.

In 2021 Ms. Perry received a retention incentive in the form of a one-time RSU grant of $1,188,000. The award was granted on January 1, 2021, and vests at the end of three years with settlement in 2024 (see page 65). Details will be provided in our 2022 management information circular.

94	FORTIS INC.

4 Other information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Where to find it

96 About non-US GAAP measures

97 Directors’ and officers’ liability insurance

97 Loans to directors and officers

97 For more information

2021 MANAGEMENT INFORMATION CIRCULAR	95

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under US GAAP and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable to similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results
Adjusted basic EPS	Basic EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted basic EPS for annual incentive purposes		Net earnings attributable to common equity shareholders plus or minus items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities
Adjusted cash flow for annual incentive purposes	Cash from operating activities before changes in working capital	Operating cash flow before changes in working capital plus or minus items that are beyond the reasonable control of management in relation to board approved targets

The tables below provide a reconciliation of the non-US GAAP measures (amounts reflect adjustments due to rounding).

Non-US GAAP reconciliations

Year ended December 31, 2020

($ millions, except for common share data)
Net earnings attributable to common equity shareholders	$1,209
Adjusting items:
FERC ROE decisions (1)	(27)
US tax reform (2)	13
Adjusted net earnings attributable to common equity shareholders	$1,195
Weighted average number of common shares outstanding (# millions)	464.8
Adjusted basic EPS for annual incentive purposes	$2.57

(1)	Represents the prior period impacts of the May 2020 and November 2019 FERC decision on the base ROE for ITC.
(2)	Represents the finalization of US tax reform associated with anti-hybrid regulations in 2020.

Year ended December 31, 2020

($ millions)
Cash from operating activities	$2,701
Change in working capital	434
Operating cash flow before change in working capital	$3,135
Adjusting item:
FERC ROE decision (1)	$(54)
One-time payment at FortisAlberta(2)	$(52)
USD:CAD foreign exchange rate(3)	$(33)
Adjusted cash flow for annual incentive purposes	$2,996

(1)	Represents the favourable impact associated with the May 2020 FERC decision at ITC.
(2)	Represents an upfront payment received at FortisAlberta associated with a long-term energy retailer agreement.
(3)	Represents the favourable impact resulting from a higher actual US dollar to Canadian dollar average rate for 2020 of $1.34 compared to the 2020 forecasted foreign exchange rate of $1.32.

96	FORTIS INC.

Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims.
In 2020 we paid a premium of $1,491,705. The policy is renewable on July 1, 2021.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 19, 2021. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 19, 2021.

	To Fortis and its subsidiaries	To another entity
Share purchases	$9,200,009	—
Other	$174,319	—

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You can also request a free printed copy from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

2021 MANAGEMENT INFORMATION CIRCULAR	97

Appendix A
Fortis Inc. Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 19, 2021.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes

11 of the 12 directors proposed for nomination on pages 16 through 27 of this circular are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Ms. Clark, Ms. Dilley, Ms. Dobson, Ms. Durocher, Mr. Blouin, Mr. Bonavia, Mr. Borgard, Mr. Haughey, Ms. Manes and Mr. Zurel to be independent. Mr. Hutchens is not considered independent because he is President & CEO of Fortis.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 16 through 27 of this circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer′s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

98	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Yes	Douglas J. Haughey is the non-executive Chair of the board and is an independent director. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2020 is disclosed in the tables on pages 16 through 27 and summarized on page 28 of this circular.

2. Board Mandate Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The board has developed a written position description for the Chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 35 of this circular.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The board has developed a written position description for the CEO which is described on page 35 of this circular.

2021 MANAGEMENT INFORMATION CIRCULAR	99

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

4.    Orientation and Continuing Education

(a)   Briefly describe what measures the board takes to orient new directors regarding:

(i)    the role of the board, its committees and its directors, and

(ii)   the nature and operation of the issuer′s business.

Yes

New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. Details about our orientation program are disclosed on page 46 of this circular.

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2020 are disclosed on page 46 of this circular.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.
(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2020. Accordingly, we have not been required to file a material change report on this basis.

100	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on page 47 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 32 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 32 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer′s directors and officers.	Yes	The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 56 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

2021 MANAGEMENT INFORMATION CIRCULAR	101

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 36 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our four employee compensation plans as described on page 62 of this circular.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.

9.     Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process. A description of this process can be found on page 46 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	Yes	The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 48 of this circular.

102	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

11.  Representation of Women on Board

(a)   Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.

(b)  If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)   short summary of its objectives and key provisions

(ii)  the measures taken to ensure that the policy has been effectively implemented

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)  whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include six females who collectively represent 50% of the nominees for election as directors.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	Yes

The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

2021 MANAGEMENT INFORMATION CIRCULAR	103

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

13.  Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Yes

Diversity, inclusive of gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. As part of its mandate to monitor the talent management strategy, the human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions. A discussion on leadership diversity can be found on page 37 of this circular.

14.  Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a)   For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates. A discussion of leadership diversity can be found on page 37 of this circular.

104	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(d)   If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)   short summary of its objectives and key provisions

(ii)  the target; and

(iii) the annual and cumulative progress in achieving the target.

Yes

Fortis believes that a board made up of highly qualified individuals from diverse backgrounds who reflect the characteristics of the communities where we operate promote better corporate governance and performance and effective decision-making. Our diversity policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender. Fortis has met or exceeded this target in each year since the policy was established.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 12 director nominees, six (or 50%) are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Five members 42% of Fortis executive leadership team are female. The executive leadership team of the Fortis group of companies includes 31 women (36%).

2021 MANAGEMENT INFORMATION CIRCULAR	105

Appendix B

Fortis Inc. Board of directors mandate

1.0	Purpose and authority

1.1	The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board’s statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0	Definitions

2.1	In this Mandate:

(a)	“Audit Committee” means the audit committee of the Board;

(b)	“Board” means the board of directors of the Corporation;

(c)	“CEO” means the President and Chief Executive Officer of the Corporation;

(d)	“Chair” means the Chair of the Board;

(e)	“Code” means the Code of Conduct of the Corporation, as amended from time to time;

(f)	“Corporation” means Fortis Inc.;

(g)	“Director” means a member of the Board;

(h)	“Governance and Sustainability Committee” means the governance and sustainability committee of the Board;

(i)	“Human Resources Committee” means the human resources committee of the Board;

(j)	“Mandate” means this mandate of the Board; and

(k)	“Shareholders” means the shareholders of the Corporation.

3.0	Composition of the board

3.1	The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation’s articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be “independent” within the meaning of all applicable laws and stock exchange requirements.

3.3	The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. If the appointment of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed, unless he or she resigns or is removed by the Board or he or she otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0	Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s by-laws; provided, however, that the Board shall meet at least quarterly.

4.2	The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair from any meeting of the Board, the chair of the Governance and Sustainability Committee shall act as chair of the meeting or, in his or her absence, the Directors present at the meeting shall appoint one of their number to act as chair of the meeting.

106	FORTIS INC.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4	The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).

4.6	If there are any non-management Directors who are not independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.

4.7	Minutes shall be prepared for all meetings of the Board and committees of the Board and maintained within the minute books of the Corporation.

5.0	Duties and responsibilities of the board

A.	Strategic Planning and Risk Management

5.1	The Board has the responsibility to:

(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;

(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and

(c)	assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage and mitigate such risks, including the Corporation’s enterprise risk management program and framework.

B.	Reputation and Culture

5.2	The Board has the responsibility to:

(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and

(b)	oversee management’s programs and policies to preserve and enhance the Corporation’s culture and reputation.

C.	Management and Human Resources

5.3	The Board has the responsibility to:

(a)	oversee the Corporation’s human resources strategy and plans, including its diversity and inclusion policies and practices;

(b)	select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with and compensation by the Corporation;

(c)	oversee the succession plan for the CEO, including identifying and evaluating candidates as potential successors to the CEO;

(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);

(e)	oversee and approve the Corporation’s overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation’s long-term strategy and interests of Shareholders and other key stakeholders; and

(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR	107

D.	Capital, Finances, Controls and Internal Systems

5.4	The Board has the responsibility to:

(a)	oversee and approve the overall capital and financial structure of the Corporation;

(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation’s financial statements and financial reporting processes;

(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(d)	oversee and evaluate the Corporation’s internal controls relating to financial and management information systems and disclosure controls and processes.

5.5	The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.	Communications and Stakeholder Relationships

5.6	The Board has the responsibility to:

(a)	adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

(b)	establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)	review and approve the Corporation’s Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering and disclosure documents as required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7	The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation’s investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation’s subsidiaries.

F.	Sustainability

5.8	The Board has responsibility to:

(a)	oversee and, where appropriate, approve the Corporation’s strategies, policies and practices relating to sustainability matters; and

(b)	review management’s implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices and the Corporation’s strategy and other corporate policies and practices.

108	FORTIS INC.

G.	Governance

5.9	The Board has the responsibility to:

(a)	develop and oversee the Corporation’s approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;

(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation’s shareholder positions in such subsidiaries;

(d)	develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and

(f)	oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10	The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;

(b)	Governance and Sustainability Committee; and

(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:

(a)	the Chair; and

(b)	the CEO.

5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation’s response thereto.

6.0	Duties and responsibilities of directors

6.1	In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2	Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR	109

6.3	Each Director shall devote the necessary time and attention to review and participate in the work of the Board in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:

(a)	respond promptly to management requests in respect of availability for proposed meetings;

(b)	review thoroughly the material provided by management in connection with the meeting; and

(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, video-conference or other remote electronic facilities).

6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0	Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.

7.2	No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0	Other

8.1	This Mandate shall be posted on the Corporation’s corporate website at www.fortisinc.com.

8.2	The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.

8.3	The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4	The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee.

(Effective January 1, 2021)

110	FORTIS INC.

Questions? Need Help Voting? Please contact our Proxy Solicitation Agent, Kingsdale Advisors

2021 MANAGEMENT INFORMATION CIRCULAR	111

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/493956876 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/Fortis Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID:
493-956-876

Password:
fortis2021

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed to the meeting, you will need to read and accept the Terms and Conditions.

2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open :

> A voting icon will appear on your device and the Meeting Resolutions will be displayed.

> To vote, tap one of the voting options. Your response will be highlighted.

Item 1 - Adoption of Remuneration Report
Item 2.1 - Elect Mr John Citizen as a Director

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

Votes may be changed up to the time the chair closes the poll.

NOTE: On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the audio cast after voting, select the arrow again.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the button** to submit a question.

Compose your question and select the send icon .

Confirmation that your message has been received will appear.

Your Company
Your Company
Annual General Meeting
Compose
Can you advise on revenue projections for next year?

Fortis Place | Suite 1100, 5 Springdale Street | PO Box 8837 | St. John’s, NL, Canada A1B 3T2
T: 709.737.2800 | F: 709.737.5307 | www.fortisinc.com | TSX/ NYSE: FTS

info@fortisinc.com |    @Fortis_NA |   Fortis Inc.